Exhibit 99.1

ANTELOPE ENTERPRISE HOLDINGS LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on February 21, 2023

To the Shareholders of Antelope Enterprise Holdings Ltd.:

Notice is hereby given that the Special Meeting of the Shareholders of Antelope Enterprise Holdings Ltd. (the “Company”) will be held on February 21, at 8:30 a.m. Eastern Standard Time, at the Company’s principal executive offices, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. The meeting is called for the following purposes:

1.	To approve the proposed sale of our subsidiaries, Stand Best Creation Limited (“Stand Best”), Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), and Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”) to New Stonehenge Limited, a business company incorporated in the British Virgin Islands with limited liability (the “Purchaser”), in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance (the “Consideration”) (the “Transaction”);

2.	To approve as a special resolution an alteration to the share capital of the Company, immediately following the Share Consolidation, by:

	(i)	the conversion of each issued paid up ordinary share with a par value of $0.024 each into stock (the “Stock”);

	(ii)	the alteration of the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re- designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, in each case having the rights and subject to the restrictions set out in the Fourth Amended and Restated Memorandum and Articles of Association of the Company to be adopted pursuant to resolution 4 below; and

	(iii)	the reconversion of the Stock into:

(a) 977,755 Class B ordinary shares to be issued as fully paid in the name of Weilai Zhang, the Chief Executive Officer of the Company;

(b) one Class A ordinary share to be issued as fully paid in the name of each member, excluding the members issued Class B ordinary shares pursuant to the foregoing paragraph (a), for each ordinary share which was registered in the name of a member (excluding the members issued Class B ordinary shares pursuant to the foregoing paragraph (a)) prior to the application of this resolution (collectively, the “Amendment to the Authorized Share Capital”);

3.	To approve as a special resolution that the Fourth Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Annex C (the “Amended M&A”) in substitution for the existing Third Amended and Restated Memorandum and Articles of Association of the Company; and

4.	To authorize the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting or adjournment or postponement thereof to approve of the foregoing proposals.

5.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on January 5, 2023 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about January 5, 2023.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling +86 (595) 8576 5053 . This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: .

By Order of the Board of Directors,

/s/ Huang Meishuang
Huang Meishuang, Chairwoman of the Board

Dated: January 5, 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

ANTELOPE ENTERPRISE HOLDINGS LTD.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Antelope Enterprise Holdings Ltd. (the “Company,” “Antelope,” “we,” “us,” or “our”) for the Special Meeting of Shareholders to be held at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China  on 8:30 a.m. EST and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, 17 Battery Place, 8th floor, New York, NY 10004, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of shares of record at the close of business on January 5, 2023 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 10,035,188 shares outstanding and entitled to vote at the Special Meeting. For purposes of voting at the Special Meeting, each share is entitled to one vote upon all matters to be acted upon at the meeting.

No less than 50% of the outstanding shares entitled to vote at the Special Meeting represented in person or by proxy will constitute a quorum throughout the meeting.

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Special Meeting and entitled to vote is required to approve each of the proposals to be considered by the shareholders at the Special Meeting, including the approval of the transaction, the approval of the Share Consolidation, the approval of the Amendment to the Authorized Share Capital, and the Amended M&A.

Any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the proposals. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, and date your proxy card and return it by mail in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote via the internet or by telephone. Information and applicable deadlines for voting via the internet or by telephone are contained in the enclosed proxy card instructions. If you intend to vote by proxy, your vote must be received by 12:00 p.m., EST on February 17, 2023 to be counted.

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If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you hold your shares in “street name” through a bank, broker, or other nominee, you must direct your bank, broker, or other nominee how to vote in accordance with the instructions you have received from your bank, broker, or other nominee. “Street name” shareholders who wish to vote in person at the annual meeting will need to obtain a “legal proxy” from the institution that holds their shares.

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PROPOSAL NO. 1

TO APPROVE THE TRANSACTION

Summary of the Proposed Transaction

Success Winner Limited, a British Virgin Islands company, a wholly-owned subsidiary of the Company (“SWL” or the “Seller”) owns 100% of the issued shares in Stand Best Creation Limited, a company incorporated under the laws of Hong Kong (“Stand Best” or the “Target”), and Stand Best owns 100% of the issued shares in Jinjiang Hengda Ceramics Co., Ltd. (“Jinjiang Hengda” or “WFOE”). WFOE owns 100% of the equity interests of Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Jiangxi Hengdali”).

Pursuant to the terms and conditions set forth in a securities purchase agreement entered into by and among the SWL, New Stonehenge Limited, a British Virgin Islands company (the “Purchaser”) and the Target, which attached hereto as Appendix B (the “SPA”), SWL will sell 100% equity interest of the Target to the Purchaser in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance (the “Consideration”).

In connection with the proposed Transaction, SWL engaged Access Partner Consultancy & Appraisals (“Access Partner”) to render a written fairness opinion (the “Transaction Fairness Opinion”) to its board of directors to the effect that, as of the date of such opinion, the Consideration SWL would receive for the sale of the Target is fair to the shareholder of SWL, therefore, is fair to the public shareholders of the Company, from a financial point of view.

Reasons for the Transaction

The ceramic tiles business of the Company has experienced material adverse impacts and incurred loss due to the COVID-19. The ceramic tiles business is conducted through the Company’s two subsidiaries: Jinjiang Hengda and Jiangxi Hengdali. For the year ended December 31, 2020, revenue decreased by 44.1% as compared to the year ended December 31, 2019 mainly due to the 35.4% decrease in sales volume resulting from a contraction in business from our customers which was primarily caused by the COVID-19 pandemic. For the year ended December 31, 2021, ceramic tile revenue decreased by 20.9% as compared to the year ended December 31, 2020 mainly due to the 14.0% decrease in sales volume and 7.3% decrease in average sales price resulting from a contraction in business from our customers which was primarily caused by the COVID-19 pandemic. As reported in the annual report for the year ended December 31, 2021, the Company’s total annual production capacity was 22.8 million square meters of ceramic tiles, which was solely attributable to the manufacturing facilities operated by Jinjiang Hengda. Following the wave of COVID-19 outbreak in China in early 2022, Jinjiang Hengda were required by the local authorities to cease its operations in March 2022, which were gradually resumed beginning on April 20, 2022.

In addition, over the last three fiscal years, challenging market conditions in the real estate market in China have become relatively more challenging due to the COVID-19 pandemic, which results in a contraction in investment and new housing projects by property developers. The Company’s ceramic tiles business has experienced reduced demand for its products due to this challenging market conditions. As the ceramics tile manufacturing facilities are operating at a capacity significantly less than its maximum capacity, which reduced the business’ profitability.

Furthermore, the Company has begun to execute on a corporate diversification strategy by incorporating new subsidiaries, which are mainly engaged in trending technology businesses in China. These include business management and consulting including human resource restructuring and optimization, information system technology consulting services including the sales of software use rights for digital data deposit platforms and asset management systems, and an online social media platform including live streaming and e-commence platform development and consulting. Two of our new subsidiaries, Chengdu Future Talented Management and Consulting Co., Ltd. and Antelope Holdings (Chengdu) Co., Ltd., made a modest contribution to our financial performance for the year ended December 31, 2020. Hainan Kylin Cloud Services Technology Co., Ltd., a 51% owned subsidiary of the Company, Antelope Holdings (Chengdu) Co., Ltd. and Chengdu Future Talented Management and Consulting Co., Ltd. jointly made a significant contribution to our financial performance for the year ended December 31, 2021.

Therefore, the Board of Directors of the Company have determined that it is not in the best interests of the Company to proceed with ceramic tiles business of the Company.

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Reports, Opinions and Appraisals

The Company engaged Access Partner to render an opinion as to whether the Consideration to be received by SWL is fair to the Company’s shareholders from a financial point of view. The Company decided to engage Access Partner as SWL determined that it has substantial experience in similar matters. Access Partner rendered its written opinion to SWL’s board of directors on January 5, 2023 that the Consideration to be received by SWL was fair to the Company’s shareholders from a financial point of view.

The Company paid an aggregate cash fee of $10,000 to Access Partner for its opinion and has obtained consent from Access Partner for the use of its fairness opinions in this proxy statement.

Access Partners’ opinion was provided to the Company’s directors for their assessment of the Transaction and only addressed the fairness to the Company’s shareholders, from a financial point of view, of Consideration to be received by the Company pursuant to the SPA as of the date of the opinion and did not address any other aspects or implications of the sale of the Target.

The summary of Access Partner’s opinion below is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex A to this proxy statement. This summary also describes the procedures, assumptions, qualifications and limitations, and other matters considered by Access Partner in preparing its opinion. However, neither Access Partner’s written opinion nor the summary of its opinion set forth in this proxy statement purports to be, or constitutes advice or recommendations to, any shareholder as to how such shareholder should act or vote with respect to the Transaction proposal.

In arriving at its opinion, Access Partner had discussions with the management of the Company, conducted the procedures as described in opinion and relied on information obtained from general procedures. Among other things:

1.	Access Partner reviewed the following documents and discussed the information referred to below, the background and other elements of the Transaction with the management of the Company:
a.	audited financial statements of the Company for the fiscal year ended December 31, 2021 and unaudited financial statements of the Company for the six months ended June 30, 2022;
b.	certain historical publicly available business and financial information concerning the Target and its subsidiaries;
c.	certain internal documents relating to the past and current operations, financial conditions and probable future outlook of the Target and its subsidiaries, provided to Access Partner by the management of the Company; and
d.	documents related to the Transaction (collectively referred to as the “Transaction Documents”), including but not limited to the sales and purchase agreement dated December 30, 2022 which Access Partner has reviewed.
2.	Access Partner discussed with the management of the Company regarding its plan and intentions with respect to the future management and operation of the Target and its subsidiaries;
3.	Access Partner performed certain valuation analysis using generally accepted valuation and analytical technique as applying income approach, and
4.	Access Partner conducted such other analyses and considered such other factors as Access Partner deemed necessary or appropriate
5.	Access Partner presented all relevant information on the scope of works, limitations in scope of work, sources of information, its comments on the valuation report prepared by Roma Appraisals Limited including valuation methodologies, major assumptions, and significant unobservable inputs limiting conditions and remarks in this report.

Access Partner has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy, completeness and fair presentation of all of the financial and other information that was obtained from public sources or supplied to them from private sources, including the Company’s management. With respect to any estimates, evaluations, forecasts, and projections including, without limitation to, the projection furnished by the Company’s management, such information was reasonably prepared on a basis reflecting best currently available information and good faith judgments of the person furnishing the same, and that Access Partner expresses no opinion with respect to such estimates, evaluations, forecasts, and projections or the underlying assumptions. Access Partner has assumed that the Transaction will be consummated in a manner that complies in all respects with applicable governmental, regulatory or other consents or approvals. Access Partner has assumed that the Transaction will be consummated on the terms set forth in the Transaction Documents, without further amendments thereto, and without waiver by the Company of conditions to any of its obligations thereunder, and in a manner that complies in all material respects with all applicable laws. Access Partner also has assumed that the representations and warranties of the parties thereto contained in the Transaction Documents are true and correct and that each such party will perform all the covenants and agreements to be performed by it under the Transaction Documents.

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On December 30, 2022, Antelope Enterprise Holding Limited and Subsidiaries (“AEHL”), entered into a Securities Purchase Agreement (the “SPA”) with New Stonehenge Limited, to dispose 100% equity of Stand Best Creation Limited (“Stand Best”), Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), and Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”) (collectively “sold entities”) for USD$8.5 million cash. Any inter-company receivables and payables between sold entities and remaining entities will be forgiven by each other at the disposal date. In addition, at disposal date, two shareholders of the Company will forgive an outstanding loan receivable that AEHL owes to a related party company that is owned by these two shareholders.

The following unaudited pro forma consolidated financial statements were prepared by applying certain pro forma adjustments to the historical financial statements of the Company. The pro forma adjustments give effect to the transaction described above.

The unaudited pro forma consolidated statement of financial position as of June 30, 2022 and pro forma consolidated statement of operations of the Company for the six months ended June 30, 2022, give effect to the transaction as if it had occurred on January 1, 2022.

The unaudited pro forma consolidated statement of financial position as of December 31, 2021 and pro forma consolidated statement of operations of the Company for the year ended December 31, 2021, give effect to the transaction as if it had occurred on January 1, 2021.

These unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the transaction actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma consolidated financial statements in conjunction with the historical financial statements, including the related notes.

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ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2022

(RMB '000)

	AEHL (A)	Sold Entities (B)	Pro Forma Adjustments		Pro Forma Statement of Financial Position

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	1,129	(5)			1,124
Intangible asset, net	6	-			6
Right-of-use assets, net	37,952	(37,338)			614
Total noncurrent assets	39,087	(37,343)			1,744

CURRENT ASSETS
Inventories, net	37,040	(37,040)			-
Inter-company receivables	-	(1,644)	1,644	2	-
Trade receivables, net	18,893	(18,471)			422
VAT receivables	1,675	(730)			945
Other receivables and prepayments	14,994	(267)	56,934	1	71,661
Restricted cash	8,550	-			8,550
Cash and bank balances	15,003	(3,196)			11,807
Total current assets	96,155	(61,348)	58,578		93,385

CURRENT LIABILITIES
Trade payables	10,222	(4,041)			6,181
Accrued liabilities and other payables	27,225	(19,786)			7,439
Inter-company payables	-	(224,907)	224,907	2	-
Amounts owed to related parties	36,348	(35,057)	(1,160)	3	131
Lease liabilities	13,745	(13,425)			320
Taxes payable	835	(718)			117
Total current liabilities	88,375	(297,934)	223,747		14,188

NET CURRENT ASSETS	7,780	236,586	(165,169)		79,197

NONCURRENT LIABILITIES
Lease liabilities	19,468	(19,161)			307
Total noncurrent liabilities	19,468	(19,161)			307

NET ASSETS	27,399	218,404	(165,169)		80,634

EQUITY
Share capital	964	-			964
Reserves	21,702	218,404	(165,169)		74,937
Noncontrolling interest	4,733	-			4,733

Total equity	27,399	218,404	(165,169)		80,634

Pro Forma Adjustments to the Unaudited Consolidated Statement of Financial Position

(A)	Derived from the unaudited consolidated statement of financial position of Company as of June 30, 2022.

(B)	Derived from unaudited balance sheet of sold entities as of June 30, 2022.

(1)	Record selling price for disposal of 100% equity interest of subsidiaries and gain on disposal.

(2)	Reflect the forgiveness of inter-company receivables and payables between the sold entities and remaining entities.

(3)	Reflect the forgiveness of AEHL’s loan from a related party company by the Company’s two shareholders who are also the shareholders of the related party company.

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ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(RMB '000)

	AEHL (A)	Sold Entities (B)	Pro Forma Adjustments		Pro Forma Statements of Operations

Net sales	134,961	16,715			118,246

Cost of goods sold	135,365	19,025			116,340

Gross profit (loss)	(404)	(2,310)			1,906

Other income	10,399	8,717			1,682
Selling and distribution expenses	(4,852)	(2,976)			(1,876)
Administrative expenses	(16,513)	(10,108)			(6,405)
Bad debt expense	(13,536)	(18,829)			5,293
Finance costs	(753)	(739)			(14)
Gain on disposal of subsidiaries	-	-	52,075	1	52,075
Gain on loan forgiveness	-	-	1,160	2	1,160
Other expenses	(4)	-			(4)

Income (loss) before taxation	(25,663)	(26,245)			53,817

Income tax expense	83	-			83

Net income (loss)	(25,746)	(26,245)	53,235		53,734

Pro Forma Adjustments to the Unaudited Consolidated Statement of Operations

(A)	Derived from the unaudited consolidated statement of operations of Company for the six months ended June 30, 2022.

(B)	Derived from unaudited statement of operations of sold entities for the six months ended June 30, 2022.

(1)	Record gain on disposal of 100% equity interest of subsidiaries.

(2)	Reflect the forgiveness of AEHL’s loan from a related party company by the Company’s two shareholders who are also the shareholders of the related party company.

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ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021

(RMB '000)

	AEHL (A)	Sold Entities (B)	Pro Forma Adjustments		Pro Forma Statement of Financial Position

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	1,250	(11)			1,239
Right-of-use assets, net	44,288	(43,738)			550
Total noncurrent assets	45,538	(43,749)			1,789

CURRENT ASSETS
Inventories, net	31,589	(31,589)			-
Inter-company receivables	-	(1,644)	1,644	2	-
Trade receivables, net	51,416	(51,334)			82
VAT receivables	663	(419)			244
Other receivables and prepayments	20,781		54,167	1	74,948
Cash and bank balances	27,880	(2,603)			25,277
Total current assets	132,329	(87,589)	55,811		100,551

CURRENT LIABILITIES
Trade payables	6,290	(3,673)			2,617
Accrued liabilities and other payables	22,381	(19,483)			2,898
Unearned revenue	15,545	-			15,545
Inter-company payables	-	(218,417)	218,417	2	-
Amounts owed to related parties	36,348	(35,058)	(1,160)	3	130
Lease liabilities	13,404	(12,824)			580
Taxes payable	1,018	(718)			300
Total current liabilities	94,986	(290,173)	217,257		22,070

NET CURRENT ASSETS	37,343	202,584	(161,446)		78,481

NONCURRENT LIABILITIES
Lease liabilities	33,325	(33,325)	-		-
Total noncurrent liabilities	33,325	(33,325)	-

NET ASSETS	49,556	192,160	(161,446)		80,270

EQUITY
Share capital	943	-			943
Reserves	49,919	192,160	(161,446)		80,663
Noncontrolling interest	(1,306)	-			(1,306)

Total equity	49,556	192,160	(161,446)		80,270

Pro Forma Adjustments to the Unaudited Consolidated Statement of Financial Position

(A)	Derived from the audited consolidated statement of financial position of Company as of December 31, 2021.

(B)	Derived from unaudited balance sheet of sold entities as of December 31, 2021.

(1)	Record selling price for disposal of 100% equity interest of subsidiaries and gain on disposal.

(2)	Reflect the forgiveness of inter-company receivables and payables between the sold entities and remaining entities.

(3)	Reflect the forgiveness of AEHL’s loan from a related party company by the Company’s two shareholders who are also the shareholders of the related party company.

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ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(RMB '000)

	AEHL (A)	Sold Entities (B)	Pro Forma Adjustments		Pro Forma Statements of Operations
Net sales	216,270	144,743			71,527

Cost of goods sold	148,929	83,436			65,493

Gross profit	67,341	61,307			6,034

Other income	9,420	9,389			31
Selling and distribution expenses	(6,322)	(6,298)			(24)
Administrative expenses	(32,436)	(16,460)			(15,976)
Bad debt expense	(125,554)	(115,406)			(10,148)
Finance costs	(2,166)	(2,115)			(51)
Gain on disposal of subsidiaries	-	-	29,553	1	29,553
Loan forgiveness	-	-	1,160	2	1,160
Other expenses	(124)	(90)			(34)

Income (loss) before taxation	(89,841)	(69,673)			10,545

Income tax expense	217	-			217

Net income (loss)	(90,058)	(69,673)	30,713		10,328

Pro Forma Adjustments to the Unaudited Consolidated Statement of Operations

(A)	Derived from the audited consolidated statement of operations of Company for the year ended December 31, 2021.

(B)	Derived from unaudited statement of operations of sold entities for the year ended December 31, 2021.

(1)	Record gain on disposal of 100% equity interest of subsidiaries.

(2)	Reflect the forgiveness of AEHL’s loan from a related party company by the Company’s two shareholders who are also the shareholders of the related party company.

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Effect on the Company if the Transaction is Not Completed

If the Transaction is not approved by the shareholders or if the Transaction is not completed for any other reason, our management expects that the business will be operated as how it is currently being operated until we pursue another strategic alternative, and that our shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Interests of Directors and Executive Officers in the Proposed Transaction

The Company’s directors and executive officers do not presently have any interest in the proposal that is not shared by the shareholders of the Company.

The Securities Purchase Agreement

The following is a summary of the material terms and conditions of the SPA, which is attached as Annex B to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the disposition agreement that is important to you. You are encouraged to read the SPA in its entirety because it is the legal document that governs the matters discussed in the summary below.

The Disposition

At the closing and subject to and upon the terms and conditions of the disposition agreement, SWL will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from SWL, all of the equity ownership and all relevant rights and interests of Stand Best (which we refer to as the equity interests), free and clear of all liens. In exchange for the equity interests, the Purchaser agreed to issue to SWL an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance.

Representations and Warranties

The SPA contains certain customary representations and warranties made by the Purchaser, the Seller, and the Target. These representations and warranties include, among other things:

(i)	The Purchaser and Seller have all requisite power and authority to execute and deliver the SPA;

(ii)	Due organization and good standing of the Target, the WFOE, and Jiangxi Hengdali; and

(iii)	The execution, delivery and performance of the SPA will not require the consent of any governmental authority.

Closing Conditions

The obligation of each of the Purchaser, the Seller, and the Target to complete the Transaction is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of certain customary closing conditions, including:

(i)	The Delivery of the unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance;

(ii)	The approval of a majority of the Company’s shareholders;

(iii)	The receipt of a fairness opinion from Access Partner; and

(iv)	The transfer of the equity interest of the Target to the Purchaser.

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Amendment and Termination

The SPA may only be amended, supplemented or modified pursuant to a written agreement signed by the Purchaser and the Seller.

Governing Law

The execution, validity, interpretation, performance, implementation and dispute resolution of the SPA is governed by and construed in accordance with the laws of New York.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Special Meeting is required for approval of this proposal. The Board recommends a vote “FOR” the approval of this proposal.

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PROPOSAL NO. 2

TO APPROVE THE AMENDMENT OF THE AUTHORIZED SHARE CAPITAL

Proposed Amendment of Share Capital

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution an alteration to the share capital of the Company by:

a.	the conversion of each issued paid up ordinary shares with a par value of $0.024 each into stock (the “Stock”);

b.	the alteration of the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re-designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, in each case having the rights and subject to the restrictions set out in the Fourth Amended and Restated Memorandum and Articles of Association of the Company to be adopted pursuant to proposal 3 below; and

c.	the reconversion of the Stock into:

i.	977,755 Class B ordinary shares to be issued as fully paid in the name of Mr. Weilai Zhang, the Chief Executive Officer of the Company; and

ii.	one Class A ordinary share to be issued as fully paid in the name of each member, excluding the members issued Class B ordinary shares pursuant to the foregoing paragraph a., for each ordinary share which was registered in the name of a member (excluding the members issued Class B ordinary shares pursuant to the foregoing paragraph a.) prior to the application of this resolution,

(collectively, the “Amendment to the Authorized Share Capital”).

Following the Amendment to the Authorized Share Capital, each Class A ordinary share would be entitled to one (1) vote and each Class B ordinary share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Amended M&A.

In addition, all Class B ordinary shares will be converted into Class A ordinary shares on a one-for-one basis as soon upon occurrence of certain events, including:

(a)	at the option of the holder thereof, at any time after the date of issuance of such Class B ordinary shares;

(b)	any sale, transfer, assignment or disposition of the legal or beneficial title to a Class B ordinary share by the holder thereof or an affiliate of such holder or the transfer or assignment of the voting rights attached to any Class B ordinary share to be cast under the direction of any person or entity that is not an affiliate of such holder; and

(c)	the Class B shareholders in aggregate beneficially own less than 48,887 Class B ordinary shares, which is equivalent to 5% of the total issued and outstanding Class B ordinary shares as of the expected date of effectiveness of the Amended M&A.

A copy of the proposed Fourth Amended and Restated Memorandum and Articles of Association of the Company is attached in Annex C to this Proxy Statement and is incorporated by reference into this Proxy Statement.

Potential Adverse Effects of Amendment

Prior to the proposed change, Mr. Weilai Zhang, the Chief Executive Officer of the Company, beneficially owns a total of 977,755 ordinary shares, representing 9.74%  of total voting power. Immediately after the proposed Amendment to the Authorized Share Capital is effective, Mr. Weilai Zhang will beneficially hold about 68.34%  of the total voting power.

15

The proposed change will not affect in any way the validity or transferability of stock certificates outstanding, the capital structure of the Company or the trading of the Company’s ordinary shares on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing stock certificates. Instead, when certificates are presented for transfer, new certificates representing Class A ordinary share or Class B ordinary share, as the case may be, will be issued.

Future issuances of Class B ordinary shares or securities convertible into Class B ordinary shares could have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of ordinary shares which will be converted into the Class A ordinary shares on a 1:1 basis. In addition, the availability of additional shares of Class A ordinary shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Effectiveness of Amendment

If the proposed amendment is adopted, it will become effective upon the approval of the shareholders in the Special Meeting.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Special Meeting is required for approval of this proposal. The Board recommends a vote “FOR” the approval of this proposal.

16

PROPOSAL NO. 3

TO APPROVE THE AMENDED M&A

The Board deemed advisable and is recommending that our shareholders approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Annex C (the “Amended M&A”).

Procedure for Implementing the Amended M&A

The Amended M&A would become effective upon approval of our shareholders (the “Effective Time”).

Purpose of the Proposed Amended M&A

The Amended M&A set out the rights attaching to the new Class A ordinary shares and Class B ordinary shares of the Company, which are the subject of Proposal 2.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Special Meeting is required for approval of this proposal. The Board recommends a vote “FOR” the approval of this proposal.

17

PROPOSAL NO. 4

AUTHORIZATION TO ADJOURN THE SPECIAL MEETING

If the Special Meeting is convened and a quorum is present, but there are not sufficient votes to approve Proposals 1, 2, or 3, one or more of our proxy holders may move to adjourn the Special Meeting at that time in order to enable our Board to solicit additional proxies.

In this proposal, we are asking our shareholders to authorize one or more of our proxy holders to adjourn the Special Meeting to another time and place, if necessary, to solicit additional proxies in the event that there are not sufficient votes to approve Proposals 1, 2, or 3. If our shareholders approve this proposal, one or more of our proxy holders can adjourn the Special Meeting and any adjourned session of the Special Meeting to allow for additional time to solicit additional proxies, including the solicitation of proxies from our stockholders that have previously voted. Among other things, approval of this proposal could mean that, even if we had received proxies representing a sufficient number of votes to defeat Proposals 1, 2, or 3, we could adjourn the Special Meeting without a vote on such proposals and seek to convince our shareholders to change their votes in favor of such proposals.

If it is necessary to adjourn the Special Meeting, no notice of the adjourned meeting is required to be given to our shareholders, other than an announcement at the Special Meeting of the time and place to which the Special Meeting is adjourned, so long as the meeting is adjourned for 30 days or less and no new record date is fixed for the adjourned meeting. At the adjourned meeting, we may transact any business which might have been transacted at the original meeting.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Special Meeting is required for approval of this proposal. The Board recommends a vote “FOR” the approval of this proposal.

OTHER MATTERS

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, Antelope Enterprise Holdings Ltd., c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

18

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors

/s/ Huang Meishuang
January 5, 2023	Huang Meishuang, Chairwoman

19

ACCESS PARTNER
CONSULTANCY & APPRAISALS

FAIRNESS OPINION REPORT

Fairness Opinion to whether the proposed transaction is fair, from a financial point of view, to the shareholders of Antelope Enterprise Holdings Ltd

Prepared for
Antelope Enterprise Holdings Ltd

Report Date: 5 January 2023
Project Ref.: 576\FO\2022

ACCESS PARTNER
CONSULTANCY & APPRAISALS

Our Ref: 576\FO\2022
25th Floor Wanchai Central Building
89 Lockhart Road
Wanchai Hong Kong
Tel: (852) 2152-2260
Email: info@access-partner.com

PRIVATE & CONFIDENTIAL

5 January 2023

Project Ref.: 576\FO\2022

Dear Sirs/Madams,

1. INTRODUCTION

This report is prepared solely for Antelope Enterprise Holdings Ltd (the "Company", "AEHL" or "you"), which engaged Access Partner Consultancy & Appraisals Limited ("Access Partner" or "we") to provide a fairness opinion to whether the proposed disposal (the "Transaction") of Stand Best Creation Limited and its subsidiaries (the "Target Company") is fair, from a financial point of view, to the shareholders of Antelope Enterprise Holdings Ltd. Pursuant to the agreement entered between the Company and New Stonehenge Limited (collectively the "Purchaser") on 30 December 2022, the Purchaser will acquire an aggregate of 100% equity interest of the Target Company from the Company for an aggregate consideration of USD 8.5 million.

This report states the purpose of review, scope of work, limitations in scope of work, sources of information, our findings and comments on the on the valuation report (the "Valuation Report") prepared by Roma Appraisals Limited (the "Valuer"), including valuation methodologies, major assumptions and significant unobservable inputs, as well as limiting conditions.

2. PURPOSE OF REVIEW

This report is prepared solely for the use of the Company. In addition, Access Partner acknowledges that this report may be made available to the Company for internal purpose only.

We have developed this report on the basis of an independent review and analysis of the setting out our opinion as to whether the Transaction is fair, from a financial point of view, to the shareholders of AEHL. We will not accept any responsibility or liability to any third party to whom in respect of, or arising out of, the contents of this report may be shown.

3. SOURCE OF INFORMATION

In connection with rendering our opinion, Access Partner had discussion with the management of the Company, conducted the procedures noted below, and relied on information obtained from general procedures, among others:

1. In the course of our work, we reviewed the following documents:

1

ACCESS PARTNER
CONSULTANCY & APPRAISALS

Our Ref: 576\FO\2022
25th Floor Wanchai Central Building
89 Lockhart Road
Wanchai Hong Kong
Tel: (852) 2152-2260
Email: info@access-partner.com

We have no reason to believe that any material facts have been withheld from us. However, we do not warrant that our investigations have revealed all of the matters which an audit or more extensive examination might disclose.

4. ASSUMPTIONS, QUALIFICATIONS AND LIMITING CONDITIONS

In performing its analyses and rendering the Valuation Report with respect to the Transaction, Access Partner, with the Company, the independent committee of AEHL (the "Independent Committee") and /or the Board of Directors' consent and without independent verification:

1. Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company;

2. Relied upon the fact that the Independent Committee and/or the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction have been duly, validly and timely taken;

3. Assumed that any estimates and evaluations including, without limitation to, the projection furnished to Access Partner by the management of the Company were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Access Partner expresses no opinion with respect to such estimates or evaluations or the underlying assumptions;

4. Assumed that all information relating to the Target Company and the Transaction provided to Access Partner and representations made by the Company management regarding the Target Company and the Transaction are true and accurate in all material respects, did not and does not omit to state a material fact in respect of the Target Company or the Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

5. Assumed that the representations and warranties by all parties in the Transaction Documents are true and correct in all material respects and that each party to the Transaction Documents will fully and duly perform all covenants, undertakings and obligations required to be performed by such party in good faith;

6. Assumed that the final versions of all documents reviewed by Access Partner in draft form, including the Transaction Documents, conform in all material respects to the drafts reviewed;

2

ACCESS PARTNER
CONSULTANCY & APPRAISALS

Our Ref: 576\FO\2022
25th Floor Wanchai Central Building
89 Lockhart Road
Wanchai Hong Kong
Tel: (852) 2152-2260
Email: info@access-partner.com

7. Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Target Company since the date of the most recent financial statements and other information made available to Access Partner, and that there is no information or facts that would make the information reviewed by Access Partner incomplete or misleading;

8. Assumed that all of the conditions required to implement the Transaction will be satisfied and that the Transaction will be completed in accordance with the Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

9. Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Target Company or the contemplated benefits expected to be derived in the Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this report is based prove to be untrue in any material respect, this report cannot and should not be relied upon for any purpose. Furthermore, in Access Partner's analysis and in connection with the preparation of this report, Access Partner has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction and as to which Access Partner does not express any view or opinion in this report, including as to the reasonableness of such assumptions.

Access Partner has prepared this report effective as of the date hereof. This report is necessarily based upon the information made available to Access Partner as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Access Partner disclaims any undertaking or obligation to

i. advise any person of any change in any fact or matter affecting this report which may come or be brought to the attention of Access Partner after the date hereof or

ii. update, revise or reaffirm this report after the date hereof. For the purpose of our review, we were provided with the information prepared by the Valuer. The review required the consideration of all relevant factors including, but not limited to, the following:

Access Partner did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Access Partner has not been requested to, and did not,

i. initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Target Company or any alternatives to the Transaction,

ii. negotiate the terms of the Transaction, and therefore, Access Partner has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Transaction Documents and the Transaction, or

iii. advise the Board of Directors and/or Independent Committee or any other party with respect to alternatives to the Transaction. Access Partner did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Target Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Target Company is or may be a party or is or may be subject.

3

ACCESS PARTNER
CONSULTANCY & APPRAISALS

Our Ref: 576\FO\2022
25th Floor Wanchai Central Building
89 Lockhart Road
Wanchai Hong Kong
Tel: (852) 2152-2260
Email: info@access-partner.com

Access Partner is not expressing any opinion as to the market price or value of the Target Company's equity (or anything else) after the announcement or the consummation of the Transaction (or any other time). Our opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Target Company credit worthiness, as tax advice, or as accounting advice. Access Partner has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Access Partner expressly disclaims any responsibility or liability in this regard.

In rendering this report, Access Partner is not expressing any opinion with respect to the amount or nature of any compensation to any of the Target Company's officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the Company in the Transaction, or with respect to the fairness of any such compensation. In addition, this report does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Target Company, other than the Consideration to be received by the Company.

This report is furnished solely for the use and benefit of the Board of Directors and/or Independent Committee in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Access Partner prior written consent.

Our Opinion

i. does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction;

ii. does not address any transaction related to the Transaction;

iii. is not a recommendation as to how the Independent Committee, the Board of Directors, the Company, or any other person should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction, and

iv. does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Valuation Report is based. This report should not be construed as creating any fiduciary duty on the part of Access Partner to any party.

This report is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the engagement letter.

5. APPROACH TO THE EVALUATION OF FAIRNESS

In reviewing the Transaction in terms of fairness from a financial point of view to the shareholders of AEHL, Access Partner's considerations included the Transaction consideration relative to our assessment of value based on the valuation and financial review procedures described herein.

4

ACCESS PARTNER
CONSULTANCY & APPRAISALS

Our Ref: 576\FO\2022
25th Floor Wanchai Central Building
89 Lockhart Road
Wanchai Hong Kong
Tel: (852) 2152-2260
Email: info@access-partner.com

6. FAIRNESS CONCLUSION

Based upon and subject to the foregoing, Access Partner is of the opinion that as of the date hereof, the Consideration to be received by AEHL in the Transaction is fair, from a financial point of view, to the shareholders of AEHL. This report has been approved by the authorized committee of Access Partner.

We hereby confirm that we have neither present nor prospective interests in the Company, the Valuer, or the value reported herein.

Yours faithfully,

Lui Kwan Ho Calvin
HKICPA

For and on behalf of
Access Partner Consultancy & Appraisals Limited

- End of Report -

5

SHARE PURCHASE AGREEMENT

股份购买协议

This Share Purchase Agreement (this “Agreement”) is made and entered into as of December 30, 2022 by and among (i) New Stonehenge Limited, a British Virgin Islands exempt company (the “Purchaser”), (ii) Stand Best Creation Limited, a Hong Kong company (the “Company”), and (iii) Success Winner Limited, a British Virgin Islands exempt company (“SWL” or the “Seller”). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

本协议签订于2022年12月30日，签署方分别是：(i) New Stonehenge Limited，一家英属维京群岛（BVI）离岸公司（以下简称“买方”），(ii) Stand Best Creation Limited，一家香港公司（以下简称“公司”），(iii) Success Winner Limited，一家BVI公司 (以下简称“SWL”或“卖方”)。买方、公司、卖方，分别为协议的“一方”，合称为“三方”。

RECITALS:

前提

WHEREAS, as at the date hereof, (i) SWL owns 100% of the issued shares in the Company, the Company owns 100% of the issued shares in Jinjiang Hengda Ceramics Co., Ltd. (“WFOE”), WFOE owns 100% of the equity interests of Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Jiangxi Hengdali”);

鉴于，卖方拥有公司100%股份权益，公司拥有Jinjiang Hengda Ceramics Co., Ltd. 100%股份权益，Jinjiang Hengda Ceramics Co., Ltd. 拥有Jiangxi Hengdali Ceramic Materials Co., Ltd. 100%股份权益；

WHEREAS, based on a valuation report issued by Roma Appraisals Limited, the Seller desires to sell to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for an unsecured promissory note with a principal amount of US$8.5 million, which will be mature in four years after its issuance (the “Note”), subject to the terms and conditions set forth herein (the “Transaction”).

鉴于，在本协议规定的条款和条件下，根据Roma Appraisals Limited 出具的估值报告，卖方希望向买方出售，而买方希望从卖方购买卖方所持有的公司100%的股份权益（如下文定义），以换取本金为850万美元四年后到期的期票（“期票”）；以及

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

现在，因此，考虑到上述前提（这些前提已纳入本协议，如同下文中的全部内容）以及本协议中的陈述、保证、契约和协议，在受法律约束的基础上，双方同意如下：

ARTICLE I

第一条

THE SHARE PURCHASE

股份购买

1.1           Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, 100% of the issued and outstanding shares of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.1           股份的购买和销售。在交易结束时（定义见下文），根据本协议的条款和条件，卖方应向买方出售、转让、转移、转让和交付，买方应向卖方购买、获取和接受公司100%的股份（统称为 “被购买的股份”），不受所有留置权的影响（根据适用证券法对转售的潜在限制除外）。

1.2           Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Purchaser shall issue to the Seller the Note, substantially in the form as set forth in Exhibit A attached hereto.

1.2           交易对价。在交易结束时，根据本协议的条款和条件，买方向卖方交付期票。

ARTICLE II

第二条

CLOSING

交易完成

2.1           Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

2.1           交易完成。在第三条规定的条件得到满足或豁免的前提下，本协议所设想的交易的完成（“成交”）应在本协议所有成交条件得到满足或豁免后的第一（1）个工作日上午10:00在翰博文律师事务所的办公室进行。或在买方和公司同意的其他日期、时间或地点（实际举行成交的日期和时间为 “成交日”）。

2.2           Corporate Documents. On the Closing Date, the Seller shall deliver or procure to be delivered to the Purchaser the following documents (where applicable) of each of the Company and its subsidiaries (collectively “Company Documents”): certificate of incorporation, common seal, rubber chop, business licenses, minutes book, register of directors, register of members, transfer and share certificate book, memorandum and articles of association and business registration certificate.

ARTICLE III

第三条

CLOSING CONDITIONS

交易完成的条件

3.1           Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

3.1           各方义务的条件。各方完成本协议所述交易的义务应以卖方和买方满足或书面放弃（在允许的情况下）下列条件为前提。

(a)            AEHL Shareholders Approval. As promptly as practicable after the date hereof, the Seller shall cause Antelope Enterprise Holdings Limited (“AEHL”), a British Virgin Islands Company and the 100% owner of the Seller, to prepare and file with the SEC a shareholder meeting notice for a shareholder meeting of the AEHL’s shareholders (including any adjournments or postponements thereof) (the “AEHL Shareholder Meeting”) seeking the approval of shareholders for the matters in connection with the transaction contemplated herein this Agreement.

(a)            AEHL 股东批准。在本协议日期后，卖方应尽快促使英属维尔京群岛公司 Antelope Enterprise Holdings Limited（“AEHL”），即卖方 100% 的所有者，准备并向美国证券交易委员会提交股东大会通知AEHL 股东大会（包括任何休会或延期）（“AEHL 股东大会”）寻求股东批准与本协议拟议交易有关的事项。

(b)            Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(b)            必要的监管批准。为了完成本协议所设想的交易，需要从任何政府机构获得或与之达成的所有同意应已获得或达成。

(c)            No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(c)             没有法律阻碍。没有任何政府机构制定、发布、颁布、执行或进入任何当时有效的法律（无论是临时的、初步的还是永久的）或命令，使本协议所设想的交易或协议成为非法，或以其他方式阻止或禁止本协议所设想的交易的完成。

(d)            No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(d)             没有诉讼。不存在任何由第三方非关联方提起的禁止或限制完成交易的未决诉讼。

3.2           Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following conditions:

3.2           公司和卖方义务的条件。除了第3.1节规定的条件外，公司和卖方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由公司和卖方）。

(a)            Delivery of the Note. At the Closing, the Purcahser shall deliver the Note to the Seller to the following address:

Unit 2905, 20/F, Metroplaza Tower 2, 223 Hing Fong Road, Kwai Chung, NT, Hong Kong

(a)            期票的交付。 在交易结束时，买方应当将期票在以下地址交付给卖家：

Unit 2905, 20/F Mterplaza Tower 2, 223 Hing Fong Road, Kwai Chung, NT, Hong Kong

(b)            Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a fairness opinion of the Transaction from Access Partner Consultancy & Appraisals Limited from a financial point of view (or such other financial advisor as approved by the Seller’s Board”).

(b)            公平意见。卖方的董事会（“卖方董事会”）应已收到Access Partner Consultancy & Appraisals Limited （或卖方董事会批准的其他财务顾问）的评估报告。

3.3           Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

3.3           买方义务的条件。除了第3.1条规定的条件外，买方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由买方）。

(a)             Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificate representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

(a)             股票和转让文件。买方应从卖方处收到代表购得股票的证书或文书（或以买方合理接受的形式和内容正式签署的遗失股票的宣誓书），以及以买方（或其代名人）为受益人的、在公司账簿上合理接受的形式的购得股票的转让文书。

3.4           Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

3.4           条件的受阻。不管本文有任何相反的规定，如果本第三条规定的任何条件未能得到满足是由于该方或其关联方未能遵守或履行其在本协议中规定的任何契约或义务而造成的，则任何一方不得以该条件未能得到满足为依据。

ARTICLE IV

第四条

PURCHASER REPRESENTATIONS AND WARRANTIES

买方的陈述和保证

Purchaser hereby represents and warrants to the Seller as follows:

买方在此向卖方陈述和保证如下。

4.1           Authorization; Binding Agreement. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.1          授权；有约束力的协议。买方拥有所有必要的权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此设想的交易的完成(a)已得到正式和有效的授权，(b)除了协议中其他地方规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此设想的交易。本协议已经并将在交付时由买方正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成买方的有效和有约束力的义务，可根据其条款对买方执行，除非其可执行性可能受到适用破产的限制。但其可执行性可能受到适用的破产法、无力偿债法、重组法和暂停法以及其他普遍适用的影响债权人权利执行的法律的限制，或受到任何适用的时效法规的限制，或受到任何有效的抵销或反诉抗辩的限制，以及衡平法补救措施或救济（包括具体执行的补救措施）须由可能寻求此类救济的法院酌情处理的事实（统称 “可执行性例外”）。

4.2           Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.2            政府批准。在执行、交付或履行本协议或完成本协议所设想的交易时，买方不需要获得或与任何政府机构达成任何同意。

4.3        Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (b) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

4.3           不违反规定。买方签署和交付本协议和完成本协议所设想的交易，以及遵守本协议的任何规定，将不会(a)与适用于该方或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(b)(i)违反、抵触或导致违反，(ii)构成违约（或构成违约的事件，如果有通知或时间的推移，或两者都有），(iii)导致终止、撤回、暂停、取消或修改，(iv)加速该方根据要求的履行，(v) 导致终止或加速的权利，(vi) 引起任何付款或提供赔偿的义务，(vii) 导致对该方的任何财产或资产产生任何留置权，(viii) 引起获得任何第三方同意或向任何人提供任何通知的义务，或(ix) 赋予任何人宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改该方任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE V

 第五条

seller’s REPRESENTATIONS AND WARRANTIES

公司的陈述和保证

The Seller hereby represents and warrants to the Purchaser as follows:

卖方在此向买方陈述并表述如下：

5.1           Due Organization and Good Standing. (i) The Company is duly incorporated and is validly existing under the laws of Hong Kong; (ii) each of the WFOE and Jiangxi Hengdali. is a business company duly incorporated, validly existing and in good standing under the Laws of PRC.

5.1           适当的组织和良好的地位。（i）公司是一家根据香港法律正式成立、有效存在并具有良好信誉的商业公司。（ii） Jinjiang Hengda Ceramics Co., Ltd. 和Jiangxi Hengdali Ceramic Materials Co., Ltd. 都是根据中国法律正式成立、有效存在并具有良好信誉的商业公司。

5.2           Authorization; Binding Agreement. Each of the Seller and the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by each of the Seller and the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of each of the Seller and the Company, enforceable against each of the Seller and the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.2           授权；有约束力的协议。公司拥有所有必要的公司权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此进行的交易(a)已得到正式和有效的授权，(b)除了协议中规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此进行的交易。本协议已经并将在交付时由公司正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成公司的有效和有约束力的义务，可根据其条款对公司强制执行，但其可执行性可能受到可执行性例外的限制。

5.3           Governmental Approvals. No Consent of or with any Governmental Authority, on the part of any of the Seller or the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with the New York Stock Exchange with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.3           政府批准。在执行、交付或履行本协议或完成本协议所设想的交易方面，本公司不需要获得或与任何政府机构达成任何同意，除了(a)在本公司有资格或被授权作为外国公司做生意的任何司法管辖区，为保持这种资格或授权而可能需要的备案。(b) 本协议所设想的此类文件，(c) 就本协议所设想的交易向纽约证券交易所提交的任何文件，或(d) 《证券法》、《交易法》和/或任何州的 “蓝天 “证券法及其规则和条例的适用要求（如有）。

5.4           Non-Contravention. The execution and delivery by each of the Seller and the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of any of the Seller or the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to any of the Seller or the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any of the Seller or the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any of the Seller or the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule,accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of any of the Seller or the Company.

5.4           不违反规定。本公司签署和交付本协议以及完成本协议所设想的交易，以及遵守本协议的任何规定，不会(a)与本公司组织文件的任何规定（如有）相冲突或违反，(b)与适用于本公司或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(c)(i)违反、抵触或导致违反；(ii)根据(i)构成违约（或在发出通知或时间流逝后将构成违约的事件）；(iii)导致终止、撤回、暂停、取消或修改；(iv)加速履行本公司根据(i)的要求。(v) 导致项下的终止或加速的权利，(vi) 导致项下的任何付款或提供赔偿的义务，(vii) 导致项下对公司的任何财产或资产产生任何留置权，(viii) 导致获得任何第三方同意或向任何人士提供任何通知的义务，或(ix) 赋予任何人士宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改本公司任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE VI

第六条

FORFEITURE, TERMINATION AND EXPENSES

终止和费用

6.1            Forfeiture of the Purchased Shares. In the event of an Event of Default (as defined in the Note) under the Note, the Purchaser shall promptly return to the Company any Purchased Shares and Company Documents, the Purchased Shares will be deemed forfeited and surrendered to the Seller by the Purchaser. The Purchaser will have no right or interest in any Purchased Shares forfeited pursuant to this Section 6.1, and neither the Company nor the Seller will have any further obligations with respect to the Note under this Agreement.

6.1            所购股份的没收。如果出现了在期票的条款下规定的违约事件，买方将立即向公司返还任何被购买的股份，并且在返还后，将被买方视为没收和交出。买方对根据本第 6.1 节没收的任何被购买的股份不享有任何权利或权益，公司或卖方均不对本协议项下的被购买的股份或任何其他附属文件承担任何进一步的义务。

6.2           Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

6.2           终止。本协议可以终止，据此进行的交易也可以在结束前的任何时候放弃，具体如下。

(a)            by mutual written consent of the Purchaser and the Seller; or

(a)            经买方和卖方共同书面同意；或

(b)            by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

(b)            如果有管辖权的政府机构发布命令或采取任何其他行动，永久限制、禁止或以其他方式禁止本协议所设想的交易，并且该命令或其他行动已成为最终的和不可上诉的，则由买方或卖方发出书面通知；但是，根据本第6节的规定，终止本协议的权利不适用。但是，如果一方或其附属机构未能遵守本协议的任何规定，是导致该政府当局采取这种行动的主要原因，或在很大程度上导致了这种行动，则该方不得根据本第6节(b)终止本协议。

6.3           Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.2 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.2 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.2, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.2.

6.3           终止的效果。本协议只能在第6.2节所述的情况下终止，并根据适用方交付给其他适用方的书面通知终止，该通知列出了这种终止的依据，包括第6.2节中作出这种终止的规定。如果根据第6.2节有效终止本协议，本协议将立即失效，任何一方或其各自的任何代表都不承担任何责任，每一方的所有权利和义务都将停止，而且本协议的任何内容都不能免除任何一方在本协议终止前故意违反本协议下的任何陈述、保证、契约或义务或对该方的任何欺诈性索赔所承担的责任。在不限制上述规定的情况下，除了本第六条的规定外，双方在结束之前，对于另一方违反本协议中的任何陈述、保证、契约或其他协议，或与本协议所设想的交易有关的唯一权利，是根据第6.2条终止本协议的权利（如果适用）。

6.4           Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

6.4           费用和开支。与本协议和本协议所设想的交易有关的所有费用都应由产生这些费用的一方支付。在本协议中，“费用 ”应包括一方或其代表在授权、准备、谈判、执行或履行本协议或与之相关的任何附属文件以及与完成本协议有关的所有其他事项方面所发生的所有实际费用（包括律师、会计师、投资银行家、财务顾问、融资来源、专家和顾问的所有费用和支出）。

ARTICLE VII

第七条

RELEASES

7.1           Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself (the “Releasing Person”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

7.1           解除和不起诉。在适用法律允许的最大范围内，自成交之日起，买方将代表其自身（“解除人”），释放并解除卖方在法律和衡平法上已知或未知的任何及所有行动、义务、协议、债务和责任，不论是在法律上还是在衡平法上，这些释放者现在有的、曾经有的或以后可能有的针对卖方的诉讼、义务、协议、债务和责任，是在成交日或之前产生的，或因成交日或之前发生的任何事项而产生的，包括从卖方获得赔偿或补偿的任何权利，不论是根据其组织文件、合同或其他，也不论是否与成交日未决或成交后提出的索赔有关。在此，每个解除者在此不可撤销地承诺，不直接或间接地对卖方或其关联公司提出任何诉讼，或开始或导致开始任何形式的诉讼，基于本协议声称释放的任何事项。不管本协议有任何相反的规定，规定的解除和限制不应适用于解除人根据本协议或任何附属文件的条款和条件对任何一方提出的任何索赔。

ARTICLE VIII

第八条

SURVIVAL AND INDEMNIFICATION

存续和赔偿

8.1           Survival. All representations and warranties of the Purchaser and the Seller contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 4.1 (Authorization; Binding Agreement), shall survive indefinitely. Additionally, Fraud Claims against the Purchaser or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.1          存续。买方在本协议中的所有陈述和保证（包括所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺）应在结束时继续有效，直到结束日期的第二（2）周年；但是，第4.1节（授权；有约束力的协议）中的陈述和保证应无限期地存在。此外，针对买方或股东的欺诈性索赔应无限期地存在。如果违反任何陈述或保证的索赔的书面通知是在该陈述或保证根据本第8.1节不再存续的适用日期之前发出的，那么相关的陈述和保证对该索赔应继续有效，直到该索赔得到最终解决。本协议中包含的买方的所有契约、义务和协议（包括本协议的所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺），包括任何赔偿义务，在成交后继续有效，直到按照其条款完全履行。为了避免疑问，根据第8.2条的任何分节（除其第(i)或(ii)款外）提出的赔偿要求可在任何时间提出。

8.2           Indemnification by the Purchasers. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchaser or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by Purchaser or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Sellers, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.2          买方的赔偿。在不违反本第八条的条款和条件的前提下，自交割日起以及交割之后，买方及其继承人与受让人（根据本第8.2条提出的任何索赔，统称“赔偿方”）应就赔偿、维护并保障卖方及其关联方和各自的管理人员、董事、经理、雇员、继承人、许可的受让人（根据本第8.2条提出的任何索赔，统称“受偿方”）免受损害承担连带责任，使受偿方免受任何及所有损失、诉讼、命令、责任、损害（包括间接损害）、价值缩减、税收、利息、罚款、留置权、和解支付的金额、成本和费用（包括合理的调查费用、法庭费用以及合理的律师费与开支）（前述任何一项均为“损失”），且前述任何受偿方支付、遭受的、承担的、或强加于受偿方的损失是直接或间接地、全部或部分地源于以下原因：(i) 违反买方或股东在本协议或买方或股东根据本协议交付的任何证书中所作的任何陈述或保证；(ii) 买方或股东违反本协议或买方或股东根据本协议交付的任何证书中规定的任何契约或协议；(iii) 在交易结束前，因出售、购买、终止、取消、到期、赎回或转换任何此类证券而引起的卖方股权证券（包括期权、认股权证、可转换债务或其他可转换证券或其他获得卖方股权证券的权利）持有人的任何行动；或 (iv) 任何欺诈性索赔。

8.3           Limitations and General Indemnification Provisions.

8.3           限制和一般赔偿条款。

(a)            Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(a)            仅为了确定本第八条规定的损失金额（为避免疑问，不是为了确定是否存在引起赔偿要求的违约行为），本协议（包括本协议的披露附表）或任何附属文件中规定的所有陈述、保证和契约，如果受到实质性或类似含义或效果的词语的限制，将被视为没有任何此类限制。

(b)            No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(b)            赔偿方及其代表对违反赔偿方的陈述、保证、契约或协议的调查或了解，不影响赔偿方的陈述、保证、契约和协议，也不影响赔偿方根据本协议的任何条款（包括本第八条）对其进行追索。

(c)       The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(c)           任何获赔方遭受或发生的任何损失的金额，应减去支付给获赔方或其任何关联公司作为对该等损失的补偿的任何保险金的金额(而且根据本协议，任何保险公司不应享有代位权，除非这种放弃代位权的做法会损害任何适用的保险范围)，并减去收款成本和因该等损失或保险付款而增加的保险费。

8.4           Indemnification Procedures.

8.4           赔偿程序

(a)       In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Sellers may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

(a)            为了提出本协议项下的赔偿要求，卖方必须向赔偿方提供有关此类要求的书面通知（“索赔通知”）。该索赔通知应包括：(i)对与该赔偿要求标的有关的事实和情况的合理描述，以当时已知的为限；(ii)被赔偿方因该索赔而遭受的损失金额，以已知或可合理估计的为限（但卖方此后可通过向赔偿方提供修订的索赔通知，善意地调整与该索赔有关的损失金额）

(b)            In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Sellers must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Sellers in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Sellers of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Sellers; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

(b)            如果因第三方(包括任何政府机构)的索赔(“第三方索赔”)而引起本第八条规定的任何赔偿要求，卖方必须在被赔偿方收到该第三方索赔的通知后迅速(但无论如何不得迟于三十(30)天)向赔偿方发出索赔通知。但是，未发出该通知并不解除赔偿方的赔偿义务，除非该第三方索赔的辩护因未发出该通知而受到实质性和不可逆转的损害。赔偿方将有权对任何此类第三方索赔进行辩护和指导辩护，费用由赔偿方选定的律师承担，除非(i)赔偿方在收到此类第三方索赔的通知后二十(20)天内未能向卖方充分确认赔偿方对该被赔偿方的义务，或全部或部分地质疑。或(ii)在该第三方索赔待决的任何时候，(A)赔偿方和卖方在进行该辩护时存在利益冲突，(B)适用的第三方声称是欺诈性索赔，或(C)该索赔是刑事性质的，可以合理地预期会导致刑事诉讼，或寻求对赔偿方的禁令或其他公平救济。如果赔偿方选择并有权对此类第三方索赔进行妥协或辩护，它将在二十（20）天内（如果第三方索赔的性质需要，则更早）将其意图通知卖方，并且赔偿方和被赔偿方将在赔偿方的要求和费用下，合作为此类第三方索赔辩护。如果赔偿方选择不进行或在任何时候都无权根据本第8.4节的规定对该第三方索赔进行妥协或辩护，或未按本协议规定通知卖方其选择或拒绝承认或质疑其在本协议下的赔偿义务，卖方可对该第三方索赔进行支付、妥协或辩护。尽管本协议有任何相反的规定，但如果没有赔偿方的事先书面同意（这种同意不会被不合理地扣留、延迟或附加条件），赔偿方对被赔偿方或卖方解决的任何此类第三方索赔没有赔偿义务。然而，尽管有上述规定，但不要求赔偿方不支付任何根据最终的、不可上诉的命令已经到期的第三方索赔，也不要求赔偿方不支付任何第三方索赔，如果延迟支付该索赔会导致取消对赔偿方当时持有的任何财产或资产的留置权，或者任何延迟支付会给赔偿方造成重大经济损失。赔偿方指导辩护的权利将包括对任何第三方索赔进行妥协或达成和解协议的权利。但这种妥协或和解不会使被赔偿方有义务同意任何要求被赔偿方采取或限制任何行动（包括支付金钱和竞争限制）的和解，除非事先得到卖方的书面同意（这种同意只有在有诚意的情况下才会被扣留、附加条件或推迟），否则被赔偿方将为该第三方索赔签署一份免责声明，并同意接受与此相关的惯常保密义务。尽管赔偿方有权根据前一句话进行妥协或和解，但赔偿方不得在卖方反对的情况下对任何第三方索赔进行和解或妥协；但是，卖方对和解或妥协的同意不会被不合理地拒绝、拖延或附加条件。卖方将有权参与任何第三方索赔的辩护，并由其选择律师，但赔偿方有权指导辩护。

(c)            With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

(c)             对于不属于第三方索赔的任何直接赔偿要求，赔偿方在收到索赔通知后有三十(30)天的时间进行答复。如果赔偿方没有在这三十(30)天内作出回应，代表赔偿方的赔偿方将被视为已接受该索赔通知中所列损失的责任，但须遵守本第八条规定的赔偿限制，且无权对该索赔通知的有效性提出进一步质疑。如果赔偿方在收到索赔通知后的三十(30)天内作出回应，并全部或部分拒绝该索赔，卖方将可以自由地寻求本协议、任何附属文件或适用法律可能提供的补救措施。

8.5           Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

8.5           独家补救措施。从结束后，除了与本协议的谈判或执行有关的欺诈性索赔或寻求禁令或具体严格执行的索赔外，根据本第八条的赔偿应是双方对本协议下产生的任何种类或性质的事项的唯一和排他性补救措施，包括对本协议或根据本协议交付的任何证书或文书中所载的任何保证、契约或其他规定的误述或违反，或与本协议的主题有关的其他事项，包括谈判和讨论。

ARTICLE IX

第九条

MISCELLANEOUS

杂项

9.1           Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

9.1           通知。本协议项下的所有通知、同意、弃权和其他通信均应采用书面形式，并应在以下情况下被视为已正式发出：(i)亲自送达；(ii)通过传真或其他电子方式送达，并确认收到；(iii)在发送后的一个工作日内，如果通过有信誉的。(iii) 如果通过国家认可的隔夜快递服务发送，则在发送后的一个工作日内，或(iv) 如果通过挂号或认证邮件发送，则在邮寄后的三(3)个工作日内，预付邮资并要求回执，在每一种情况下，都送到适用方的以下地址（或应通过类似通知指定的一方的其他地址）。

If to the Seller: 卖方信息：	Success Winner Limited Address: Unit 2905, 29/F, Metroplaza Tower 2, 223 Hing Fong Road, Kwai Chung, NT, Hong Kong. Attn: Huang Meishuang Chief Executive Officer
With a copy to: 抄送：	Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 Fax: 212-202-6380 Attn.: Joan Wu, Esq. 翰博文律师事务所 纽约华尔街48号1100室 联系人：吴琼律师
If to the Purchaser: 买方信息：	New Stonehenge Limited Address: Flat 2212, 22/F CC Wu Building 302-308 Hennessy Road Wanchai, Hong Kong Attn: Lin Meisi New Stonehenge Limited 地址：22楼2212室 CC吴大厦 轩尼诗道302-308号 香港湾仔

9.2           Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.2           约束力；转让。本协议和本协议的所有条款对双方及其各自的继承人和允许的受让人具有约束力，并使其受益。未经买方和卖方事先书面同意，本协议不得通过法律或其他方式进行转让，任何未经同意的转让都是无效的；但这种转让不应免除转让方在本协议下的义务。

9.3           Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.3           第三方。本协议或任何一方所执行的与本协议所设想的交易有关的任何文书或文件中的任何内容，都不应在非本协议或本协议的缔约方或该缔约方的继承人或允许的转让人的任何个人身上创造任何权利，或被视为为其利益而执行

9.4           Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.4          仲裁。因本协议或本协议所设想的交易而产生的、与之相关的或与之有关的任何及所有争议、纠纷和索赔（不包括申请临时禁止令、初步禁止令、永久禁止令或其他公平救济或申请执行本第9.4节规定的决议）（“争议”）应受本第9.4节管辖。一方必须在第一时间将任何争议书面通知给受该争议影响的其他各方，该通知必须对受争议影响的事项进行合理的详细描述。该争议所涉各方应在该争议所涉其他各方收到该争议通知后的十（10）个工作日内寻求友好解决该争议；“解决期”）；但如果任何争议在该争议发生后六十（60）天内不作决定，则合理地预期该争议将变得无意义或不相关，则该争议将没有解决期。任何在解决期内未得到解决的争议，可立即根据当时存在的美国仲裁协会（“AAA”）商业仲裁规则的快速程序（“AAA程序”）提交并最终通过仲裁解决。该争议所涉及的任何一方可以将争议提交给美国仲裁协会，以便在解决期限之后开始程序。如果AAA程序和本协议有冲突，应以本协议的条款为准。仲裁应在争议提交给AAA后迅速（但在任何情况下在五（5）个工作日内）由AAA提名的一名仲裁员进行，并为争议的每一方合理地接受，该仲裁员应是一名商业律师，在收购协议的争议方面具有丰富的仲裁经验。仲裁员应接受其任命，并在其被提名和被争议各方接受后迅速开始仲裁程序（但无论如何应在五（5）个营业日内）。仲裁程序应精简、高效。仲裁员应根据纽约州的实体法裁决争议。时间是关键。各方应在确认仲裁员任命后二十（20）天内向仲裁员提交解决争议的建议。仲裁员有权命令任何一方做或不做符合本协议、附属文件和适用法律的任何事情，包括履行其合同义务；但仲裁员应仅限于根据上述权力命令（为避免疑问，应命令）相关方（或各方，如适用）只遵守其中一个或另一个建议。仲裁员的裁决应是书面的，并应包括对仲裁员选择一种或另一种建议的理由的合理解释。仲裁地点应在纽约州的纽约县。仲裁的语言为英语。

9.5           Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.5           管辖法律；管辖权。本协议应受纽约州法律的管辖，并根据其解释和执行，而不考虑其法律原则的冲突。根据第9.4条的规定，由本协议引起的或与本协议有关的所有诉讼应在位于纽约州纽约市的任何州或联邦法院（或可对这些法院提出上诉的任何法院）（“特定法院”）专门审理和裁决。根据第9.4的规定，本协议的每一方在此 (a)服从任何特定法院的专属管辖权，以处理本协议的任何一方提出的或与之相关的任何诉讼，以及 (b)不可撤销地放弃，并同意不以动议、辩护或其他方式在任何此类诉讼中主张。任何声称其本人不受上述法院的管辖，其财产被豁免或免于扣押或执行，该诉讼是在不方便的法院提起的，该诉讼的地点是不恰当的，或本协议或本协议所设想的交易可能不会在任何特定的法院强制执行。各方同意，任何诉讼的最终判决应是决定性的，并可在其他司法管辖区通过对判决的诉讼或法律规定的任何其他方式执行。每一方不可撤销地同意，在与本协议所设想的交易有关的任何其他诉讼或程序中，以其自身或其财产的名义，将传票和申诉以及任何其他程序的副本亲自送达第1节规定的该方的适用地址。本第9.5条的规定不影响任何一方以法律允许的任何其他方式送达法律程序的权利。

9.6           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.6           放弃陪审团审判。在适用法律允许的最大范围内，本协议各方在此放弃其对直接或间接产生于本协议或本协议所设想的交易的任何诉讼的陪审团审判的权利。本协议的每一方(a)证明，任何其他方的代表都没有明确或以其他方式表示，该其他方在发生任何诉讼时不会寻求执行上述放弃，并且(b)承认它和本协议的其他各方是在本节中的相互放弃和证明等因素的诱导下签订本协议。

9.7           Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.7          具体执行。每一方都承认，每一方完成本协议所设想的交易的权利是独一无二的，承认并确认，如果任何一方违反本协议，金钱上的损失可能是不够的，非违约方可能没有足够的法律补救措施，并同意，如果本协议的任何条款没有被适用方按照其具体条款履行或被违反，将会发生不可弥补的损失。因此，每一方都有权寻求禁令或限制令，以防止违反本协议的行为，并寻求具体执行本协议的条款和规定，而不需要交纳任何保证金或其他担保，也不需要证明金钱损失是不够的，这是该方根据本协议、法律或衡平法可能享有的任何其他权利或补救措施的补充。

9.8           Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.8           可分割性。如果本协议中的任何条款在某一司法管辖区被认定为无效、非法或无法执行，那么就所涉及的司法管辖区而言，该条款应被修改或删除，但以使其有效、合法和可执行为限，本协议其余条款的有效性、合法性和可执行性不得以任何方式受到影响或损害，该条款的有效性、合法性或可执行性在任何其他司法管辖区不得受到影响。一旦确定任何条款或其他规定是无效的、非法的或无法执行的，双方将以适当和公平的规定来替代任何无效的、非法的或无法执行的规定，只要是有效的、合法的和可执行的，就可以实现该无效的、非法的或无法执行的规定的意图和目的。

9.9           Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.9           修订。本协议只能通过买方和卖方签署的书面文件进行修订、补充或修改。

9.10         Waiver. The Purchaser on behalf of itself, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.10         弃权。买方代表其自身，公司代表其自身及其关联方，以及卖方代表其自身，可以自行决定(i)延长任何其他非关联方履行任何义务或其他行为的时间，(ii)放弃其他非关联方在本协议中或根据本协议交付的任何文件中的任何不准确的陈述和保证，以及(iii)放弃其他非关联方对本协议中任何契约或条件的遵守。任何这样的延期或放弃，只有在由受约束的一方或多方签署的书面文件中列明才有效。尽管有上述规定，任何一方未能或延迟行使本协议项下的任何权利，都不能作为对该权利的放弃，任何单一或部分的行使也不能排除任何其他或进一步行使本协议项下的任何其他权利。

9.11         Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.11         完整的协议。本协议和本协议提及的文件或文书，包括本协议所附的任何展品、附件和附表，这些展品、附件和附表通过提及而纳入本协议，体现了本协议双方就本协议所含主题达成的全部协议和谅解。除了本协议明确规定或提及的或本协议提及的文件或文书外，没有任何限制、承诺、陈述、保证、契约或保证，它们共同取代了所有先前的协议和双方之间关于本协议所载事项的谅解。

9.12         Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the applicable PRC laws or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.12         解释。本协议中的目录以及条款和章节的标题仅用于参考，不属于双方协议的一部分，并且不以任何方式影响本协议的含义或解释。在本协议中，除非上下文另有要求。(a) 本协议中使用的任何代词应包括相应的阳性、阴性或中性形式，单数的词，包括任何定义的术语，包括复数，反之亦然。(b) 对任何个人的提及包括该人的继承人和受让人，但如果适用，只有在该继承人和受让人被本协议允许的情况下，对一个人的特定身份的提及不包括该人的任何其他身份；(c) 本协议或任何附属文件中使用的、未另行定义的任何会计术语具有根据公认会计准则赋予该术语的含义。(d) "包括"（以及相关的含义 "包括"）是指包括但不限制该术语之前或之后的任何描述的一般性，并应在每种情况下被视为在 "无限制 "之后； (e) 本协议中的 "这里"、"这里 "和 "这里 "以及其他类似含义的词语应在每种情况下被视为指本协议的整体，而不是指本协议的任何特定章节或其他细分部分。(f) 本协议中使用的 "如果 "一词和其他类似含义的词在每种情况下都应被视为在 "只有在 "之后；(g) 术语 "或 "意味着 "和/或"；(h) 任何对 "正常过程 "或 "正常业务过程 "的提及在每种情况下都应被视为在 符合以往惯例 "之后。(i) 在此定义或提及的或在此提及的任何协议或文书中的任何协议、文书、保险单、法律或命令是指不时修正、修改或补充的此类协议、文书、保险单、法律或命令，包括（就协议或文书而言）通过放弃或同意以及（就法规、条例、规则或命令而言）通过继承可比的后续法规、条例、规则或命令以及提及其所有附件和纳入其中的文书。(j) 除非另有说明，本协议中所有提到 "章节"、"条款"、"附表"、"附件 "的地方都是指本协议的章节、条款、附表、附件；以及 (k) 术语 "美元 "或"$"是指美国美元。本协议中提到的任何个人的董事应包括该人的管理机构的任何成员，本协议中提到的任何个人的官员应包括为该人担任基本类似职位的任何人员。在本协议或任何附属文件中提到一个人的股东，应包括该人的股权的任何适用的所有者，无论其形式如何，包括就买方而言，其在中华人民共和国法案或其组织文件中的股东。双方共同参与了本协议的谈判和起草工作。因此，如果出现歧义或意图或解释的问题，本协议应被解释为由双方共同起草，并且不应出现有利于或不利于任何一方的推定或举证责任，因为本协议的任何条款的作者。如果任何合同、文件、证书或文书由本公司表示并保证由本公司给予、交付、提供或提供，为了使该合同、文件、证书或文书被视为已给予、交付、提供和提供给买方或其代表，该合同、文件、证书或文书应已张贴到代表本公司为买方及其代表的利益而维护的电子数据网站，并且买方及其代表已被允许访问包含这些信息的电子文件夹。

9.13         Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.13         对等文件。本协议可以通过一份或多份对等文件来执行和交付（包括通过传真或其他电子传输方式），并由不同的缔约方以不同的对等文件来执行，每一份对等文件在执行时都应被视为一份正本，但所有对等文件合在一起应构成一份相同的协议。

ARTICLE IX

第十条

DEFINITIONS

定义

10.1         Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

10.1         具体定义。就本协议而言，以下大写的术语具有以下含义：

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

"行动 "是指由任何政府当局或在任何政府当局面前发出的任何不遵守或违反的通知，或任何索赔、要求、指控、行动、诉讼、诉讼、审计、和解、投诉、协议、评估或仲裁，或任何要求（包括任何信息要求）、调查、听证、诉讼或调查。

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

"关联公司 "是指，就任何个人而言，直接或间接控制、被其控制或与之共同控制的任何其他个人。

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

"附属文件 "是指本协议中作为附件的每一份协议、文书或文件，包括本协议任何一方就本协议或根据本协议将签署或交付的其他协议、证书和文书。

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

"营业日 "是指除周六、周日或法定假日以外的任何一天，在纽约州纽约市的商业银行机构被授权关闭营业。

“Company Charter” means the memorandum and articles of association of the Company.

"公司章程 "是指公司组织章程大纲和条款。

“Company Ordinary Shares” means the ordinary shares of the Company.

"公司普通股 "是指公司的普通股。

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

"同意 "是指任何政府当局或任何其他人的同意、批准、放弃、授权或许可，或向任何政府当局或任何其他人发出的通知或声明或备案。

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

"合同 "是指所有合同、协议、有约束力的安排、债券、票据、契约、抵押、债务文书、采购订单、许可证、特许权、租赁和其他任何种类的书面或口头文书或义务（包括其任何修正案和其他修改）。

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

对一个人的 "控制 "是指直接或间接拥有指导或导致指导该人的管理和政策的权力，无论是通过拥有投票权的证券，通过合同，还是其他。"被控制"、"控制 "和 "被共同控制 "具有相关的含义。在不限制上述规定的情况下，一个人（"被控制人"）应被视为受以下情况控制：(a) 任何其他人（"10%的所有者"）(i)按《交易法》第13d-3条的意思，实际拥有使该人有权投票选举被控制人的董事或同等管理机构的百分之十（10%）或以上的证券，或（ii）有权分配或接受被控制人百分之十（10%）或以上的利润、损失或分配。(b) 被控制人的高级职员、董事、普通合伙人、合伙人（有限合伙人除外）、经理或成员（无管理权的成员除外，且不属于10%的所有者）。或 (c) 被控制人关联公司的配偶、父母、直系亲属、兄弟姐妹、姑姑、叔叔、侄女、岳母、岳父、嫂子或姐夫，或为被控制人关联公司的利益而设立的信托，或被控制人的关联公司是其受托人。

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

"欺诈性索赔 "是指全部或部分基于欺诈、故意不当行为或故意虚假陈述的任何索赔。

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

"GAAP "是指在美国生效的公认的会计原则。

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

"政府机构 "是指任何联邦、州、地方、外国或其他政府、准政府或行政机构、工具、部门或机构或任何法院、法庭、行政听证机构、仲裁小组、委员会或其他类似的争端解决小组或机构。

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

"法律 "是指由任何政府当局发布、颁布、通过、批准、制定、实施或以其他方式生效的任何联邦、州、地方、市政、外国或其他法律、法规、立法、普通法原则、条例、法典、法令、公告、条约、公约、规则、指令、要求、令状、禁令、和解、命令或同意。

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

"负债 "是指任何性质的任何和所有负债、债务、行动或义务（无论是绝对的、应计的、或有的还是其他的，无论是已知的还是未知的，无论是直接的还是间接的，无论是成熟的还是未成熟的，以及无论是到期的还是将到期的），包括到期的或将到期的税务责任。

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

"留置权 "是指任何抵押、质押、担保权益、附加物、优先购买权、选择权、代理权、投票信托、负担、留置权或任何种类的收费（包括任何有条件的销售或其他所有权保留协议或具有此类性质的租赁）、限制（无论是关于投票、销售、转让、处置或其他）、有利于另一人的任何排序安排、根据统一商法典或任何类似法律作为债务人提交融资声明的任何申请或协议。

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

"命令 "是指由任何政府机构或在其授权下作出或已经作出、进入或以其他方式生效的任何命令、法令、裁定、判决、禁令、令状、决定、有约束力的决定、裁决、司法裁决或其他行动。

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

"组织文件"，对买方而言，是指《买方章程》，对任何其他方而言，是指其公司证书和公司章程或类似的组织文件，在每种情况下，都是经修订的。

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

"人 "是指个人、公司、合伙企业（包括普通合伙企业、有限合伙企业或有限责任合伙企业）、有限责任公司、协会、信托或其他实体或组织，包括国内或国外政府或其政治分支，或其机构或工具。

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

"代表 "是指，对于任何一个人来说，该人的附属机构及其经理、董事、官员、雇员、代理人和顾问（包括财务顾问、律师和会计师）。

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

"税收 "是指(a)所有直接或间接的联邦、州、地方、外国和其他净收入、总收入、总收益、销售、使用、增值、从价、转让、特许经营、利润、许可证、租赁、服务、服务使用、预扣、工资、就业、社会保障和与支付雇员报酬有关的缴款、消费税、离职费、印花税、职业税、保险费、财产、意外利润、替代最低税、估计、海关、关税或其他任何种类的税、费、评估或收费。(b) 支付(a)条所述款项的任何责任，不论是由于在任何时期成为附属、合并、联合或统一集团的成员，还是由于法律的实施，以及(c)由于与任何其他人达成的任何税收分享、税收集团、税收赔偿或税收分配协议，或任何其他明示或暗示的赔偿协议，支付(a)或(b)条所述的款项的任何责任。

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

以下无正文，为签名页

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

作为证明，本协议的每一方已使本协议由其各自的正式授权官员在上述第一个日期签署和交付.

The Purchaser:	New Stonehenge Limited
买方:

By:	/s/ Lin Meisi
Lin Meisi
Title:	Director

The Seller:	Success Winner Limited
卖方:

By:	/s/ Huang Meishuang
Huang Meishuang
Title:	Chief Executive Officer

The Company:	Stand Best Creation Limited
公司:

By:	/s/ Huang Jia Dong
Huang Jia Dong
Title:	Director

Exhibit A – Promissory Note

PROMISSORY NOTE

Effective Date: ___	U.S. $8,500,000.00

FOR VALUE RECEIVED, New Stonehenge Limited, a British Virgin Islands company (“Borrower”), promises to pay to Success Winner Limited, a British Virgin Islands company, or its successors or assigns (“Holder”), $8,500,000.00 (the “Purchase Price”) and any interest, fees, charges, and late fees accrued hereunder on the date that is forty-eight (48) months after the Effective Date (the “Maturity Date”) in accordance with the terms set forth herein and to pay interest on the Outstanding Balance at the rate of five percent (5%) per annum from the Effective Date until the same is paid in full. All interest calculations hereunder shall be simple interest and shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months and shall be payable in accordance with the terms of this Note. This Promissory Note (this “Note”) is issued and made effective as of the date set forth above (the “Effective Date”). This Note is issued pursuant to that certain Share Purchase Agreement dated December  30, 2022, as the same may be amended from time to time, by and between Borrower and Holder (the “Purchase Agreement”). Certain capitalized terms used herein are defined in Attachment 1 attached hereto and incorporated herein by this reference.

1.            Payment; Prepayment.

1.1.            Payment. All payments owing hereunder shall be in lawful money of the United States of America as provided for herein, and delivered to Holder at the address or bank account furnished to Borrower for that purpose. All payments shall be applied first to (a) costs of collection, if any, then to (b) fees and charges, if any, then to (c) accrued and unpaid interest, and thereafter, to (d) principal.

1.2.            Mandatory Prepayment. Until all obligations of the Holder hereunder are paid in full, the Holder shall make prepayment of the Note at such time for such amount in accordance with the payment schedule as set forth in Schedule A attached hereto.

2.            Security. This Note is unsecured.

3.            Trigger Events, Defaults and Remedies.

3.1.            Trigger Events. The following are trigger events under this Note (each, a “Trigger Event”): (a) Borrower fails to pay any principal, interest, fees, charges, or any other amount when due and payable hereunder; (b) a receiver, trustee or other similar official shall be appointed over Borrower or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; (c) Borrower becomes insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any; (d) Borrower makes a general assignment for the benefit of creditors; (e) Borrower files a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); (f) an involuntary bankruptcy proceeding is commenced or filed against Borrower; (g) the occurrence of a Fundamental Transaction without Holder’s prior written consent; (h) Borrower fails to observe or perform any covenant set forth in Section 4 of the Purchase Agreement; (i) Borrower defaults or otherwise fails to observe or perform any covenant, obligation, condition or agreement of Borrower contained herein or in the Purchase Agreement or Ancillary Documents (as defined in the Purchase Agreement) in any material respect; (j) any representation, warranty or other statement made or furnished by or on behalf of Borrower to Holder herein, in the Purchase Agreement or Ancillary Documents, or otherwise in connection with the issuance of this Note is false, incorrect, incomplete or misleading in any material respect when made or furnished; (k) any money judgment, writ or similar process is entered or filed against Borrower or any subsidiary of Borrower or any of its property or other assets for more than $500,000.00, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) calendar days unless otherwise consented to by Holder; (l) Borrower or any subsidiary of Borrower, breaches any covenant or other term or condition contained in any Other Agreements in any material respect.

3.2.            Defaults. At any time following the occurrence of a Trigger Event, Holder may, at its option, send written notice to Borrower demanding that Borrower cure the Trigger Event within ten (10) Trading Days following the date of such written notice. If Borrower fails to cure the Trigger Event within the required ten (10) Trading Day cure period, the Trigger Event will automatically become an event of default hereunder (each, an “Event of Default”).

3.3.            Default Remedies. At any time and from time to time following the occurrence of any Event of Default, Holder may accelerate this Note by written notice to Borrower, with the Outstanding Balance becoming immediately due and payable in cash. At any time following the occurrence of any Event of Default, upon written notice given by Holder to Borrower, interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of twenty-two percent (22%) per annum or the maximum rate permitted under applicable law (“Default Interest”). In connection with acceleration described herein, Holder need not provide, and Borrower hereby waives, any presentment, demand, protest or other notice of any kind, and Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and Holder shall have all rights as a holder of the Note until such time, if any, as Holder receives full payment. No such rescission or annulment shall affect any subsequent Trigger Event or Event of Default or impair any right consequent thereon. Nothing herein shall limit Holder’s right to pursue any other remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.            Unconditional Obligation; No Offset. Borrower acknowledges that this Note is an unconditional, valid, binding and enforceable obligation of Borrower not subject to offset, deduction or counterclaim of any kind. Borrower hereby waives any rights of offset it now has or may have hereafter against Holder, its successors and assigns, and agrees to make the payments called for herein in accordance with the terms of this Note.

5.            Waiver. No waiver of any provision of this Note shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

6.            Governing Law; Venue. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by the Laws of the State of New York without regard to the conflict of laws principles thereof. The provisions set forth in the Purchase Agreement to determine the proper venue for any disputes are incorporated herein by this reference.

7.            Arbitration of Disputes. By its issuance or acceptance of this Note, each party agrees to be bound by the arbitration provisions as set forth in the Purchase Agreement.

8.            Cancellation. After repayment of the entire Outstanding Balance, this Note shall be deemed paid in full, shall automatically be deemed canceled, and shall not be reissued.

9.            Amendments. The prior written consent of both parties hereto shall be required for any change or amendment to this Note.

10.            Assignments. Borrower may not assign this Note without the prior written consent of Holder. This Note may be offered, sold, assigned or transferred by Holder without the consent of Borrower.

11.            Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with the subsection of the Purchase Agreement titled “Notices.”

12.            Liquidated Damages. Holder and Borrower agree that in the event Borrower fails to comply with any of the terms or provisions of this Note, Holder’s damages would be uncertain and difficult (if not impossible) to accurately estimate because of the parties’ inability to predict future interest rates, future share prices, future trading volumes and other relevant factors. Accordingly, Holder and Borrower agree that any fees, balance adjustments, Default Interest or other charges assessed under this Note are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages.

13.            Severability. If any part of this Note is construed to be in violation of any law, such part shall be modified to achieve the objective of Borrower and Holder to the fullest extent permitted by law and the balance of this Note shall remain in full force and effect.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the Effective Date.

BORROWER:

New Stonehenge Limited

By:
Lin Meisi, Director

ACKNOWLEDGED, ACCEPTED AND AGREED:

HOLDER:

Success Winner Limited

By:
Huang Meishuang, Chief Executive Officer

[Signature Page to Promissory Note]

Schedule A

Mandatory Prepayment Schedule

Mandatory Prepayment Date	Instalment Amount	Outstanding Balance	Accrued Interests	Total Amount Due
[1st Anniversary of the closing date]	$2,500,000	$8,500,000	$425,000	$2,925,000
[2nd Anniversary of the closing date]	$2,000,000	$6,000,000	$300,000	$2,300,000
[3rd Anniversary of the closing date]	$2,000,000	$4,000,000	$200,000	$2,200,000
[4th Anniversary of the closing date]	$2,000,000	$2,000,000	$100,000	$2,100,000

[Signature Page to Promissory Note]

ATTACHMENT 1

DEFINITIONS

For purposes of this Note, the following terms shall have the following meanings:

A1.          “Fundamental Transaction” means that (a) (i) Borrower shall, directly or indirectly, in one or more related transactions, consolidate or merge with or into (whether or not Borrower or any of its subsidiaries is the surviving corporation) any other person or entity, or (ii) Borrower shall, directly or indirectly, in one or more related transactions, sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets to any other person or entity, or (iii) Borrower shall, directly or indirectly, in one or more related transactions, allow any other person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of Borrower (not including any shares of voting stock of Borrower held by the person or persons making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), or (iv) Borrower shall, directly or indirectly, in one or more related transactions, consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of Borrower (not including any shares of voting stock of Borrower held by the other persons or entities making or party to, or associated or affiliated with the other persons or entities making or party to, such stock or share purchase agreement or other business combination), or (v) Borrower shall, directly or indirectly, in one or more related transactions, reorganize, recapitalize or reclassify the Common Shares, other than an increase in the number of authorized shares of Borrower’s Common Shares, or (b) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of Borrower.

A2.          “Outstanding Balance” means as of any date of determination, the Purchase Price, as reduced or increased, as the case may be, pursuant to the terms hereof for payment, offset, or otherwise, accrued but unpaid interest, collection and enforcements costs (including attorneys’ fees) incurred by Holder, transfer, stamp, and any other fees or charges incurred under this Note.

A3.          “Trading Day” means any day on which Borrower’s principal market is open for trading.

[Remainder of page intentionally left blank]

TERRITORY OF THE British Virgin Islands

BVI BUSINESS COMPANIES ACT 2004

Antelope Enterprise Holdings Limited

A Company Limited By Shares

MEMORANDUM and articles OF ASSOCIATION

Incorporated on 31 July 2009

Amended and Restated on 3 September 2020

Amended and Restated on 5 October 2020

Amended and Restated on 26 September 2022

Amended and Restated on [  ]

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED & RESTATED

MEMORANDUM OF ASSOCIATION

OF

Antelope Enterprise Holdings Limited

A COMPANY LIMITED BY SHARES

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act;

“Articles” means the attached Articles of Association of the Company;

“Board of Directors” means the board of directors of the Company;

“business day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close;

“by electronic means” means by any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram;

“B Threshold event” means the closing of a transaction resulting in the original holders of the Class B Ordinary Shares as at the date of the adoption of these Articles holding fewer than 48,887 Class B Ordinary Shares;

“Chairman of the Board” has the meaning specified in Regulation 12;

“Class A Ordinary Shares” means class A ordinary shares of no par value in the capital of the Company having the rights provided for in the Memorandum and Articles;

“Class B Ordinary Shares” means class B ordinary shares of no par value in the capital of the Company having the rights provided for in the Memorandum and Articles.

“Direct Registration System” means a system which provides for electronic direct registration of eligible securities in a Shareholder’s name on the books of the transfer agent and allows shares to be transferred between a transfer agent and broker electronically, thereby eliminating the need for share certificates;

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Eligible Person” or “Person” means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

“fair market value” means, as of the date of determination, in the case of the Shares, the average of the last sales prices on the Stock Exchange in each trading day during the five trading-day period ending on such date.

“immediate family member” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law.

“Memorandum” means this Memorandum of Association of the Company;

“Preferred Shares” means a preferred share with no par value in the capital of the Company and having the rights provided for in this Memorandum of Association of the Company;

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or
(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

“Resolution of Shareholders” means either (a) a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or (b) a resolution consented to in writing by a majority of in excess of in excess of 50% of the votes of Shares entitled to vote thereon.

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“Share” means a share issued or to be issued by the Company;

“Shareholder” means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

“Stock Exchange” means the applicable trading exchange or quotation system, including the New York Stock Exchange or any successor body carrying on its functions;

“Transfer Event” means any sale, transfer, assignment or disposition of the legal or beneficial title to a Class B Ordinary Share by the holder thereof or an Affiliate of such holder or the transfer or assignment of the voting rights attached to any Class B Ordinary Share to be cast under the direction of any person or entity that is not an Affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly the legal or beneficial title to a Class B Ordinary Share or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;
(b)	a “Clause” is a reference to a clause of the Memorandum;
(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;
(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act any re-enactment thereof; and
(e)	the singular includes the plural and vice versa.

1.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.	NAME

The name of the Company is Antelope Enterprise Holdings Limited.

3.	STATUS

The Company is a company limited by shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1	The first registered office of the Company is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

4.2	The first registered agent of the Company is Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

4.3	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5.	CAPACITY AND POWERS

5.1	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and
(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1	Shares in the Company shall be issued in United States Dollars.

6.2	The Company is authorised to issue 50,000,000 Preferred Shares of no par value, and a maximum of 250,000,000 Ordinary Shares divided into:

	(i)	200,000,000 Class A Ordinary Shares of no par value; and
	(ii)	50,000,000 Class B Ordinary Shares of no par value

6.3	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6.4	Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.	RIGHTS OF SHARES

7.1	Each Class A Ordinary Share confers on the Shareholder:

(a)	be entitled to one (1) vote per share and to receive notice of, attend at and vote as a Member at any general meeting of the Company;
(b)	the right to an equal share in any dividend paid by the Company; and
(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2	Each Class B Ordinary Share confers on the Shareholder:

(a)	be entitled to twenty (20) votes per share and to receive notice of, attend at and vote as a Member at any general meeting of the Company;
(b)	the right to an equal share in any dividend paid by the Company; and
(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.3	Subject to Article 8, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

7.4	Preferred Shares shall have the following rights:

(a)	shall not be entitled to receive notice of, attend at or vote as a Member at any general meeting of the Company;
(b)	be entitled to such dividends as the Board may from time to time declare; and
(c)	generally be entitled to enjoy all of the rights attaching to shares

7.5	Right to Convert

(a)	Each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holder thereof, at any time after the date of issuance of such share.
(b)	Each Class B Ordinary Share that is the subject of a Transfer Event shall automatically be converted into one Class A Ordinary Share upon the occurrence of a Transfer Event.
(c)	Each Class B Ordinary Share shall automatically be converted into one Class A Ordinary Share upon the occurrence of the B Threshold Event.

7.6	Mechanics of Conversion

(a)	A conversion shall be effected as a simultaneous redemption of the relevant Class B Ordinary Shares and the allotment and issue of the new Class A Ordinary Shares with the proceeds of such redemption of Class B Ordinary Shares being applied to purchase the new Class A Ordinary Shares.

(b)	Before any holder of Class B Ordinary Shares shall be entitled to voluntarily convert the same into Class A Ordinary Shares in accordance with Article 7.4(a) above, such holder shall lodge, at the Company’s registered office, a written notice of the election to convert the same (together with any certificate, if any, representing the Class B Ordinary Shares to which it relates) and such written notice shall state therein the number of Class B Ordinary Shares the holder wishes to convert into Class A Ordinary Shares, the name or names that shall be entered on the Register and, if certificates are to be issued, the name or names in which the certificate or certificates for Class A Ordinary Shares are to be issued. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of delivery of notice of conversion and, if certificates are then issued, such surrender of the certificate or certificates for the Class B Ordinary Shares to be converted, and the person or persons entitled to receive the Class A Ordinary Shares issuable upon such conversion shall be entered on the Register as the holder or holders of such Class A Ordinary Shares on such date.

(c)	If the conversion is in connection with the automatic conversion provisions of Articles 7.4(b) and 7.4(c) above, such conversion shall be deemed to have been made on the date of the Transfer Event or the B Threshold Event (as applicable) and the persons entitled to receive Class A Ordinary Shares issuable upon such conversion shall be entered on the Register as the holder or holders of such Class A Ordinary Shares on such date. Certificates representing the Class A Ordinary Shares issued on conversion, and any remaining Class B Ordinary Shares of such member may be issued in accordance with the terms of these Articles.

7.7	Reservation of Shares Issuable Upon Conversion.

The Company shall at all times reserve and keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorized but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holder of such Class B Ordinary Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Ordinary Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Memorandum and Articles.

7.8	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

7.9	Save and except for voting rights and conversion rights as set out in this Article 8, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

7.10	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

8.1	Subject to the Act and without prejudice to Article 7, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a Resolution of Shareholders passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than 50% in nominal value of the issued shares of that class;
(b)	every holder of shares of the class shall be entitled on a poll to one vote (or, in the case of a Class B Ordinary Share, twenty (20) votes for every Class B Share of which he is the holder) for every such share held by him; and
(c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10.	REGISTERED SHARES

10.1	The Company shall issue registered Shares only.

10.2	The Company is not authorised to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

11.	TRANSFER OF SHARES

11.1	Subject to Sub-Regulations 6.3 and 6.4 of the Articles, the Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1	Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders.

12.2	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

Signed for HARNEYS CORPORATE SERVICES LIMITED of Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands on [  ]:

Incorporator
Andrew Swapp
Authorised Signatory
HARNEYS CORPORATE SERVICES LIMITED

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED & RESTATED

ARTICLES OF ASSOCIATION

OF

Antelope Enterprise Holdings Limited

A COMPANY LIMITED BY SHARES

1.	REGISTERED SHARES

1.1	Every Shareholder is entitled to a certificate signed by a director or officer of the Company, or any other Eligible Person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised Eligible Person and the Seal may be facsimiles.

2.	SHARES

2.1	Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4	The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the Eligible Person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5	Before issuing Shares for a consideration, which is, in whole or in part, other than money a Resolution of Directors shall be passed stating:

(a)	the amount to be credited for the issue of the Shares; and
(b)	that, in the opinion of the directors, the present cash value of the non-money consideration or money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.6	The consideration paid for any Share, whether a par value Share or a no par value Share shall not be treated as a liability or debt of the Company for the purposes of

(a)	the solvency test in Regulations 3 and 18; and
(b)	sections 197 and 209 of the Act.

2.7	The Company shall keep a register (the “register of members”) containing:

(a)	the names and addresses of the Eligible Persons who hold Shares;
(b)	the number of each class and series of Shares held by each Shareholder;
(c)	the date on which the name of each Shareholder was entered in the register of members; and
(d)	the date on which any Eligible Person ceased to be a Shareholder.

2.8	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.9	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

2.10	Nothing in these Articles shall require title to any Shares or other securities of the Company to be evidenced by a certificate if the Act and the rules of the Stock Exchange permit otherwise.

2.11	Subject to the Act and the rules of the Stock Exchange, the Board without further consultation with the holders of any Shares or securities of the Company may resolve that any class or series of Shares or other securities of the Company from time to time in issue or to be issued (including ~~shares~~Shares in issue at the date of the adoption of these Articles) may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form in accordance with the regulations and practices instituted by the operator of the Direct Registration System and no provision of these Articles will apply to any uncertificated Share or other securities of the Company to the extent that they are inconsistent with the holding of such Shares or other securities in uncertificated form or the transfer of title to any such Shares or other securities by means of a Direct Registration System or any provision of such Direct Registration System’s regulations.

2.12	Conversion of Shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors may, in its absolute discretion, think fit (subject always to the regulations and the requirements of the Direct Registration System concerned). The Company shall enter on the register of members how many Shares are held by each Shareholder in uncertificated form and in certificated form and shall maintain the register of members in each case as is required by the regulations of the Direct Registration System concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated Shares and uncertificated Shares or as a result of any provision of these Articles or the Regulations which apply only in respect of certificated or uncertificated Shares.

2.13	Any Shareholder receiving a share certificate for certificated Shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any Eligible Person by virtue of the possession thereof.

2.14	Subject to the provisions of Sub-Regulation 6.2, if a share certificate for certificated Shares is defaced, worn out, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board of Directors may think fit and, in case of defacement or wearing out, on delivery up of the old certificate to the Company.

2.15	All forms of certificates for Shares or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall be issued under the Seal or in such other manner as the Board of Directors may authorise. The Board of Directors may by Resolution of Directors determine, either generally or in any particular case or cases, that any signatures on any such certificate need not be autographic but may be affixed to such certificate by some mechanical or electronic means or may be printed thereon or that such certificate need not be signed by any Eligible Person.

2.16	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any dividend or other Distribution payable in respect of such Shares.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not, except pursuant to Sub-Regulation 3.7, purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2	The Company may acquire its own fully paid Shares for no consideration by way of surrender of the Shares to the Company by the person holding the Shares. Any such surrender shall be in writing and signed by the person holding the Shares.

3.3	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the purchase, redemption or other acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4	Sections 60 (Process for acquisition of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.5	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50% of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.6	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.7	Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.8	Where:

(a)	the Company undertakes any division of the issued Shares pursuant to section 40A of the Act, and
(b)	pursuant such division a Shareholder holds a total number of Shares which includes a fractional Share, the Company may compulsorily redeem such fractional Share so that (subsequent to such redemption) the Shareholder holds a whole number of Shares. Where the Company compulsorily redeems a fractional Share under this Regulation, the price at which such fractional Share is redeemed shall be calculated on the basis of the fair market value per Share (rounded up to the nearest tenth).

4.	MORTGAGES AND CHARGES OF SHARES

4.1	Shareholders may mortgage or charge their Shares.

4.2	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;
(b)	the name of the mortgagee or chargee; and
(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or
(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;
(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and
(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5.	FORFEITURE

5.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note, other written obligation to contribute money or property or a contract for future services are deemed to be not fully paid.

5.2	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5	The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1	Shares of the Company shall be transferable in the manner prescribed by law, the Memorandum and these Articles. Transfers of Shares shall be made on the books of the Company only by the Person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Company to issue a new certificate (or uncertificated shares) to the Person entitled thereto, cancel the old certificate and record the transactions upon its books, unless the Company has a duty to inquire as to adverse claims with respect to such transfer which has not been discharged. The Company shall have no duty to inquire into adverse claims with respect to such transfer unless (a) the Company has received a written notification of an adverse claim at a time and in a manner which affords the Company a reasonable opportunity to act on it prior to the issuance of a new, reissued or re-registered share certificate and the notification identifies the claimant, the registered owner and the issue of which the Share or Shares is a part and rovides an address for communications directed to the claimant; or (b) the Company has required and obtained, with respect to a fiduciary, a copy of a will, trust, indenture, articles of co-partnership, bylaws or other controlling instruments, for a purpose other than to obtain appropriate evidence of the appointment or incumbency of the fiduciary, and such documents indicate, upon reasonable inspection, the existence of an adverse claim. The Company may discharge any duty of inquiry by any reasonable means, including notifying an adverse claimant by registered or certified mail at the address furnished by him or, if there be no such address, at his residence or regular place of business that the security has been presented for registration of transfer by a named Person, and that the transfer will be registered unless within thirty days from the date of mailing the notification, either (a) an appropriate restraining order, injunction or other process issues from a court of competent jurisdiction; or (b) an indemnity bond, sufficient in the Company’s judgment to protect the Company and any transfer agent, registrar or other agent of the Company involved from any loss which it or they may suffer by complying with the adverse claim, is filed with the Company.

Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the Shareholder entitled thereto and the transaction shall be recorded upon the books of the Company. If the Company has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile.

The Board of Directors may appoint a transfer agent and one or more co-transfer agents and registrar and one or more co-registrars and may make or authorize such agent to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock.

6.2	The Board of Directors may direct a new certificate or uncertificated Shares be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Company a bond in such sum as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	In the case of uncertificated Shares, and subject to the Act, a Shareholder shall be entitled to transfer its Shares and other securities by means of a Direct Registration System and the operator of the Direct Registration System shall act as agent of the Shareholders for the purposes of the transfer of Shares or other securities.

6.4	Any provision in these Articles in relation to the Shares shall not apply to any uncertified Shares to the extent that they are inconsistent with the holding of any Shares in uncertificated form, the transfer of title to any Shares by means of a Direct Registration System and any provision of such Direct Registration System’s regulations.

6.5	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1	Place of Meetings. All meetings of the Shareholders shall be held at such time and place as shall be designated from time to time by the Board of Directors, within or outside the British Virgin Islands, and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

7.2	Annual Meetings.

(a)	A meeting of the Shareholders may be designated as an “annual meeting”. Such annual meeting of Shareholders shall be held on such date and at such time as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as is properly brought before the meeting in accordance with these Articles.
(b)	Written notice of an annual meeting stating the place, date and hour of the meeting, shall be given to each Shareholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the annual meeting.
(c)	To be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the annual meeting by a Shareholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a Shareholder, the Shareholder must have given timely notice thereof in writing to the secretary of the Company. To be timely, a Shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the Company not later than the close of business on the 60th day nor earlier than the opening of business on the 90th day before the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the Shareholder to be timely must be so received not earlier than the opening of business on the 90th day before the meeting and not later than the later of (i) the close of business on the 60th day before the meeting or (ii) the close of business on the tenth day following the day on which public announcement of the date of the annual meeting of Shareholders is first made by the Company. A Shareholder’s notice to the secretary shall set forth (a) as to each matter the Shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (ii) any material interest of the Shareholder in such business, and (b) as to the Shareholder giving the notice (i) the name and record address of the Shareholder and (ii) the class, series and number of Shares of the Company which are beneficially owned by the Shareholder. Notwithstanding anything in these Articles to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Sub-Regulation 7.2(c). The officer of the Company presiding at an annual meeting shall, if the facts warrant, determine and declare to the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions of this Sub-Regulation 7.2(c), and if such officer should so determine, such officer shall so declare to the annual meeting and any such business not properly brought before the meeting shall not be transacted.

7.3	Special Meetings.

(a)	A meeting of the Shareholders may be designated as a “special meeting”. Such special meetings of the Shareholders, for any purpose or purposes, unless otherwise prescribed by the Act, Memorandum or by the Articles, may only be called by a majority of the entire Board of Directors, or the Chief Executive Officer, and shall be called by the secretary at the request in writing of Shareholders owning a majority in amount of the entire capital stock of the Company issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.
(b)	Unless otherwise provided by law, written notice of a special meeting of Shareholders, stating the time, place and purpose or purposes thereof, shall be given to each Shareholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of Shareholders shall be limited to the purposes stated in the notice.

7.4	Fixing Record Date. In order that the Company may determine the Shareholders entitled to notice or to vote at any meeting of Shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other Distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Shares or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the Resolution of Directors fixing the record is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than ten (10) days after the date upon which the resolution fixing the record date of action with a meeting is adopted by the Board of Directors, nor more than sixty (60) days prior to any other action. If no record date is fixed:

(a)	The record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived in accordance with Sub-Regulation 7.5, at the close of business on the day next preceding the day on which the meeting is held.
(b)	The record date for determining Shareholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent is delivered to the Company.
(c)	The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

7.5	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6	Notwithstanding anything herein to the contrary, the inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the Person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9	The instrument appointing a proxy shall be in such form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

7.10	The following applies where Shares are jointly owned:

(a)	if two or more Eligible Persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;
(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and
(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such Person may pass a Resolution of Shareholders and a certificate signed by such Person accompanied where such Person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13	If a quorum is not present within two hours after the time appointed for the meeting, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14	Organization. At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. The Board of Directors may designate any other officer or director of the Company to act as chairman of any meeting in the absence of the Chairman of the Board of Directors, and the Board of Directors may further provide for determining who shall act as chairman of any Shareholders meeting in the absence of the Chairman of the Board and such designee.

The secretary of the Company shall act as secretary of all meetings of the Shareholders, but in the absence of the secretary the presiding officer may appoint any other person to act as secretary of any meeting.

7.15	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18	Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

7.20	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21	An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by a plurality of the votes cast by the Shareholders present in person or represented by proxy at the meeting and entitled to vote thereon or subject to Sub-Regulation 8.7, by Resolution of Directors.

8.2	No person shall be appointed as a director, or nominated as a director, of the Company unless he has consented in writing to be a director or to be nominated as a director.

8.3	Subject to Sub-Regulation 8.1, the minimum number of directors shall not be less than one(1) and the maximum number of directors shall not exceed nine (9). Subject to the foregoing, the number of directors which shall constitute the Board of Directors may increase to such number of members as the Board of Directors may determine from time to time.

8.4	Each director holds office for the term, if any, fixed by the Resolution of Shareholders appointing him, or until his earlier death, resignation, removal from office or incapacity. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation, removal from office or incapacity.

8.5	A director may be removed from office,

(a)	with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75% of the Shareholders of the Company entitled to vote; or
(b)	with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.7	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as a director to fill a vacancy, or as an additional director the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office or until the next annual meeting of Shareholders (where such appointment shall be approved by the Shareholders) whenever is earlier.

8.8	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9	Nominations. Nominations of persons for election to the Board of Directors of the Company at a meeting of Shareholders of the Company may be made at such meeting by or at the direction of the Board of Directors, by any committee or persons appointed by the Board of Directors or by any Shareholder entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Sub-Regulation 8.9. Such nominations by any Shareholder shall be made pursuant to timely notice in writing to the secretary of the Company. To be timely, a Shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Company (i) in the case of an annual meeting, not later than the close of business on the 60th day nor earlier than the opening of business on the 90th day before the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the Shareholder to be timely must be so received not earlier than the opening of business on the 90th day before the meeting and not later than the later of (x) the close of business on the 60th day before the meeting or (y) the close of business on the tenth day following the day on which public announcement of the date of the annual meeting was first made by the Company; and (ii) in the case of a special meeting of Shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which public announcement of the date of the special meeting is first made by the Company.

8.10	Such Shareholder’s notice to the secretary shall set forth (i) as to each person whom the Shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Company which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the United States Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended, and (ii) as to the Shareholder giving the notice (a) the name and record address of the Shareholder and (b) the class and number of shares of capital stock of the Company which are beneficially owned by the Shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth herein. The officer of the Company presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

8.11	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company or who have been nominated as directors of the Company;
(b)	the date on which each person whose name is entered in the register was appointed as a director, or nominated as a director, of the Company;
(c)	the date on which each person named as a director ceased to be a director of the Company~~;~~
(d)	the date on which the nomination of any person nominated as a director ceased to have effect; and
(e)	such other information as may be prescribed by the Act.

8.12	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.13	The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.14	A director is not required to hold a Share as a qualification to office.

9.	POWERS OF DIRECTORS

9.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4	The continuing directors may act notwithstanding any vacancy in their body.

9.5	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.6	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.7	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

9.8	The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed amount (in cash or other form of consideration) for attendance at each meeting of the Board of Directors or a stated salary (in cash or other form of consideration) as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

9.9	Members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or of a committee of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Sub-Regulation shall constitute presence in person at such meeting.

10.	PROCEEDINGS OF DIRECTORS

10.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4	A director shall be given not less than three (3) days notice of meetings of directors, but a meeting of directors held without three (3) days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one-half of the total number of directors, unless there are only two (2) directors in which case the quorum is two (2).

10.6	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

11.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;
(b)	to designate committees of directors;
(c)	to delegate powers to a committee of directors;
(d)	to appoint or remove directors;
(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;
(g)	to make a declaration of solvency or to approve a liquidation plan; or
(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3	Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4	The meetings and proceedings of each committee of directors consisting of two (2) or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

11.5	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a chief executive officer, and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the chief executive officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the chief executive officer but otherwise to perform such duties as may be delegated to them by the chief executive officer, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5	An officer may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

12.6	The directors may, by Resolution of Directors, appoint any person, including a person who is a director or officer, to be an agent of the Company.

12.7	An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or the Articles;
(b)	to change the registered office or agent;
(c)	to designate committees of directors;
(d)	to delegate powers to a committee of directors;
(e)	to appoint or remove directors;
(f)	to appoint or remove an agent;
(g)	to fix emoluments of directors;
(h)	to approve a plan of merger, consolidation or arrangement;
(i)	to make a declaration of solvency or to approve a liquidation plan;
(j)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or
(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.8	The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.9	The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.	RELATED PARTY TRANSACTIONS

13.1	The Company shall not enter into any Related Party Transaction (as defined in Sub-Regulation 13.6) unless (a) a majority of disinterested directors of the Board of Directors, or (b) the audit committee of the Company, which shall consist solely of independent directors, approves such transaction in accordance with the guidelines set forth in this Regulation 13.

13.2	No member of the Board of Directors or of the audit committee, as applicable, shall participate in the review or approval of any Related Party Transaction with respect to which such member is a Related Party (as defined in Sub-Regulation 13.5). In reviewing and approving any Related Party Transaction, the audit committee or majority of disinterested directors, as applicable, shall:

(a)	satisfy itself that it has been fully informed as to the material facts of the Related Party’s relationship and interest and as to the material facts of the proposed Related Party Transaction, and
(b)	determine that the Related Party Transaction is fair to the Company.

13.3	If management becomes aware of a proposed Related Party Transaction or an existing Related Party Transaction that has not been pre-approved by the audit committee, management shall promptly notify the chairman of the audit committee and such transactions shall be submitted to the audit committee for their review, consideration and determination of whether to approve or ratify, as applicable, such transaction if the audit committee determines it is fair to the Company.

13.4	A director or executive officer of the Company shall, forthwith after becoming aware of the fact that he is a Related Party with respect to a Related Party Transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

For these purposes, a “Related Party” is:

(a)	any person who is, or at any time since the beginning of the Company’s current fiscal year was, an “executive officer” of the Company (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended, and Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended);
(b)	any person who is, or at any time since the beginning of the Company’s current fiscal year was, a director of the Company or a nominee for director of the Company;
(c)	a person (including an entity or group) known to the Company to be the beneficial owner of more than 5% of any class of the Company’s voting securities (a “5% shareholder”);
(d)	an individual who is an “immediate family member” of a person listed in (a), (b), or (c) above;
(e)	an entity that is, directly or indirectly, owned or controlled by a person listed in (a), (b), (c), or (d) above;
(f)	an entity in which a person listed in (a), (b), (c), or (d) above serves as director or executive officer or principal or in a similar position, or in the case of a partnership, serves as a general partner or holds any position other than that of a limited partner; or
(g)	an entity in which a person listed in (a), (b), (c), or (d) above, together with all other persons specified in (a), (b), (c), or (d) above, owns 10% or more of the equity interest, or in the case of a partnership, 10% or more of the interest.

13.5	For these purposes, a “Related Party Transaction” is a transaction (including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)), or series of related transactions, or any material amendment to any such transaction, involving a Related Party and in which the Company or any of its subsidiaries is a participant. The Board has determined that the following do not create a material direct or indirect interest on behalf of the Related Person and are therefore not “Related Party Transactions” for purposes of this Regulation 13:

(a)	a transaction involving compensation of directors;
(b)	a transaction involving compensation of an executive officer or involving an employment agreement, severance arrangement, change in control provision or agreement or special supplemental benefit of an executive officer;
(c)	a transaction with a Related Party involving less than $120,000; or
(d)	a transaction in which the interest of the Related Party arises solely from the ownership of a class of the Company’s equity securities and all holders of that class receive the same benefit on a pro rata basis.

13.6	No contract or transaction between the Company and a Related Party, shall be void or voidable solely for this reason, if (i) the material facts as to the Related Party’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the audit committee, and the Board of Directors or audit committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, or the audit committee; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a Resolution of Shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, the audit committee thereof or the Shareholders. A director that is a Related Party with respect to the Related Party Transaction in question may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of the audit committee which authorizes such Related Party Transaction. Subject to compliance with the Act, no director or officer shall by reason of his office be accountable to the Company for any benefit which he derives from such transaction.

13.7	All of the Company’s rights under the Deed of Undertaking, including, without limitation, the right to seek indemnification from the other parties thereto, shall be exercised solely by (a) a majority of disinterested directors of the Board of Directors, or (b) the audit committee of the Company.

14.	INDEMNIFICATION

14.1	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or
(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2	The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3	For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)	the Company’s holding company; or
(b)	a Shareholder or Shareholders of the Company;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6	Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7	Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8	The indemnification and advancement of expenses provided by, or granted pursuant to, this Sub-Regulation is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9	If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	CORPORATE RECORDS

15.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;
(b)	the register of members, or a copy of the register of members;
(c)	the register of directors, or a copy of the register of directors; and
(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2	Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and
(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders; and
(b)	minutes of meetings and Resolutions of Directors and committees of directors.

15.5	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.6	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16.	REGISTER OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;
(b)	a short description of the liability secured by the charge;
(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;
(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and
(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

17.	SEAL

The Company shall have a Seal an impression of which shall be kept at the office of the registered agent of the Company. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS BY WAY OF DIVIDEND

18.1	The directors of the Company may, by Resolution of Directors, authorise a Distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2	Dividends may be paid in money, shares, or other property.

18.3	Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1	The Company shall keep records and underlying documentation that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2	The records and underlying documentation of the Company shall be kept at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine and if the records and underlying documentation are kept in a location other than the office of the registered agent, the Company shall provide the registered agent with a written record of:

(a)	the physical address of the place at which the records and underlying documentation are kept; and
(b)	the name of the person who maintains and controls the Company’s records and underlying documentation.

19.3	If the location at which the records and underlying documentation are kept or the name of the person who maintains and controls the records and underlying documentation changes, the Company shall, within 14 days of the change provide its registered agent with:

(a)	the physical address of the new location at which the records and underlyingdocumentation are kept; and
(b)	the name of the new person who maintains and controls the Company’s records andunderlying documentation.

19.4	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.5	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.6	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.7	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.8	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.9	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and
(b)	all the information and explanations required by the auditors have been obtained.

19.10	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.11	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.12	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	NOTICES

20.1	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

20.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

20.4	Whenever any notice is required to be given under the provisions of the Act, the Memorandum or these Articles, a written waiver, signed by the Person or Persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Notwithstanding anything herein to the contrary, attendance of a Person at a meeting shall not constitute a waiver of notice of such meeting when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular, or special meeting of the Shareholders, directors, or members of a committee of directors need be specified in any written waiver of notice.

21.	GENERAL PROVISIONS

21.1	Reliance on Books and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the Company, shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the Company, including reports made to the Company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

21.2	Annual Statement. The Board of Directors shall present at each annual meeting, and at any special meeting of the Shareholders when called for by vote of the Shareholders, a full and clear statement of the business and condition of the Company.

21.3	Fiscal Year. The fiscal year of the Company shall be as determined by the Board of Directors. If the Board of Directors shall fail to do so, the chief executive officer shall fix the fiscal year.

21.4	Interpretation of Articles. All words, terms and provisions of these Articles shall be interpreted and defined by and in accordance with the Act, and as amended from time to time hereafter.

22.	VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or by Resolution of Directors appoint a voluntary liquidator.

23.	CONTINUATION

The Company may by Resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Signed for HARNEYS CORPORATE SERVICES LIMITED of Craigmuir Chambers, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands on [  ]:

Andrew Swapp
Authorised Signatory
HARNEYS CORPORATE SERVICES LIMITED